FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 28, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 28, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Stock Code：2311
NYSE：ASX

ASE	ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Notice and Agenda

Of

2009 Annual Shareholders’ Meeting

June 25, 2009

Summary Translation

Meeting Notice

Coupon 1
Notice for Meeting

To: Shareholder ___________

1.	Please note that we are scheduled to hold the 2009 Shareholders’ General Meeting on Thursday, June 25, 2009 at 10:00 a.m. at Chuang-ching Hall, 600, Jia-chang Rd., NEPZ, Nantz Dist., Kaohsiung City. Major contents of the meeting shall be:

1.1       Status Report:

1.1.1    Business report of 2008
1.1.2    Report by supervisors on review of the 2008 financial statements.
1.1.3	Report on total sum of endorsement for guarantee and amount of loans to other parties.
1.1.4	Report on implementation of indirect investment on Mainland China by the Company.
1.1.5	Report on the Company’s buyback of its stock and the implementation thereof.

1.2       Matters for ratification:

1.2.1	Ratification of 2008 final financial statement.
1.2.2	Ratification of proposal for 2008 earnings distribution proposal.

1.3       Matters for discussions:

1.3.1
Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.

1.3.2	Discussions of revision of Handling Procedure for Acquisition or Disposal of Assets.
1.3.3	Discussions of revision of Handling Procedure for Loans to Third Parties.
1.3.4	Discussions of revision of Handling Procedure for Endorsements and Guarantees.
1.3.5	Discussions of revision of the Company’s Articles of Incorporation.

1.4       Matters for Election: Re-election of Directors and Supervisors.

1.5	Other Proposals: Agreement to release the Company’s newly elected Directors from the non-competition restriction.

1.6       Extempore Motions.

2.
For the Company’s 2008 surplus distribution, the Board of Directors has drafted a shareholder cash divided at NT$0.5 per share. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

3.	According to Article 209 of the Company Act, when a director take actions as part of the operations of their own company or the company of a third party, the director should explain the important details of these actions to the Shareholders’ Meeting and receive their permission. It is agreed to release the Company’s newly elected Directors from the non-competition restriction according to law.

4.	According to Article 165 of the Company Act, stock transfer shall be discontinued from April 27, 2009 to June 25, 2009.

5.
Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially requested to save your calendar for this meeting. If you are to attend the meeting in person, please report to the site on the date of meeting by filling out Coupon 2 the Notice for Attendance in Person and Coupon 3 Sign-in Card. If you wish to consign an agent to attend on your behalf, please send back Coupon 6 Proxy and Coupon 3 Sign-in Card in its full form, duly filled out, to the Company’s stock affairs agent, President Securities Corp. with attention to Department of Stock Affairs Agency 5 days prior to the meeting. Once the signature or seal is verified, the Company’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to you your agent for attending the shareholders’ general meeting.

6.
If any shareholder wishes to enlist proxies, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on May 25, 2009 to be disclosed on the website http://free.sfib.org.tw Any investor who wishes to make an enquiry may key in directly the website and surf to Free Enquiry System for Announced Information Related to Proxy. All visitors need is to click on the right-hand side the Entry for Enquiry About the Announced Information on Proxy for Meeting and input the enquiry condition.

7.	Proxy information verification institution: Department of Stock Affairs Agency, President Securities Corp.

8.	This is for your information and please act accordingly.

The Board of Directors (with seal)
Advanced Semiconductor Engineering, Inc.

(Summary Translation)

B1, 8, Tunghsing St., Sungshan District, Taipei City 105

President Securities Corp., Department of Stock Affairs Agency

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.

Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line)

Website: http://www.pscnet.com.tw

To: Shareholder ___________

Coupon 2

98           Notice for Attendance in Person
To: Advanced Semiconductor Engineering, Inc.

Please note that I shall personally attend the 2009 Shareholders’ General Meeting on June 25, 2009 and you may please send me the Sign-in Card. Thanks.

Shareholder No.:                      If proxy is consigned, please endorse on the back.
Shareholder Name:

 Please sign here if you are to attend the meeting in person.

Serial No.:                                  Checked and Verified by:

Coupon 3

This Sign-in Card will become null and void without the registration seal by the Company’s stock affairs agent.
2009 Shareholders’ General Meeting of
Advanced Semiconductor Engineering, Inc.

98  ☐ To attend in person      Sign-in Card
      ☐ By proxy

Time: Thursday, June 25, 2009, 10:00 a.m. sharp

Venue: Chuang-ching Hall,
      600, Chia-chang Rd., NEPZ, Nantz Dist.,
      Kaohsiung City

Shareholder No.: Number of Shares Held:
Addressee: Shareholder Name: Mailing Address of Shareholder: Name of Agent: Mailing Address of Agent:

Serial No. of Attendance:                                                                                          Approved by:

Coupon 4

Please Note:

※	The Souvenir for shareholders this year will be: Glass food-saver bowls. In case the quantity is not sufficient and adequate, an alternative of equal value will be distributed.
※
You may pick up the souvenir from June 8-25, 2009 at President Securities Corp., of 8, Tunghsing St., Sungshan District, Taipei City 105 or from June 8-24 at 26, Ching 3rd Road, NEPZ, Kaohsiung City from 8:30 a.m. to 4:30 p.m. except Sundays and holidays.

※	If you plan to attend the meeting in person on June 25, 2009, you may pick up the souvenir at the meeting site. There shall be no distribution of the souvenir after the meeting is over.
※	You may enquire about the souvenir-related information at the exclusive souvenir area on the website of President Securities Corp. at http://www.pscnet.com.tw.
※
If you wish the solicitor consigned to attend the Shareholders’ Meeting on your behalf to collect the souvenir, contact the solicitor’s office between June 8 and June 19, 2009 (for shareholders with 1,000 shares or more only).

02           Advanced Semiconductor Engineering, Inc. Cash Dividend Remittance (Change) Application

※	Please fill out the bank information completely. If a remittance cannot be made, a check will be mailed.
※	If you do not know how to write the remittance account number, please attach a copy of your account book’s information page to make sure the information is entered correctly.
※	If you do not wish to receive the Company’s case dividend by bank remittance, a check can be mailed to you.
※	Please return this by mail to the Department of Stock Affairs Agency, President Securities Corp. before June 25, 2009.

Coupon 5

Instructions for use of the Proxy

1.	The proxy is provided in two different forms and shareholder may opt to choose one for use. However, if two forms are used simultaneously, it shall be deemed as carte blanche.

2.
Before solicitation for proxy is made by other party, shareholders are advised to ask the solicitor to provide the information on the written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as the opinion toward the agenda by the solicitor.

3.	If the trustee agent is not a shareholder, he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.

4.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder A/C Column.

5.	All other matters related to the agenda shall be conducted by the instructions herein provided.

6.
Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting, the concerned shareholder should notify the Company in writing at least one day prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

7.	See Coupon 6 for the format of the proxy.

Coupon 6

If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.

Stock Code No.: 2311

P R O X Y		Principal (Shareholder)		Serial No.	02 ASE
Format I	Format II	Shareholder A/C No.	Number of shares held	Signature or Seal
Name or Title
		Solicitor		Signature or Seal
Account No.
Name or Title
		Agent Consigned		Signature or Seal
Account No.
Name or Title
ID No.
Address
Serial No.:                      Checked and Verified by:

Format I

1.
____________ (the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2009 Shareholders’ General Meeting to be held on June 25, 2009, representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.

2.	Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).

To: Advanced Semiconductor Engineering, Inc.

Date of authorization: __________

Format II

1.
____________ (the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2009 Shareholders’ General Meeting to be held on June 25, 2009, representing the undersigned shareholder to exercise the rights and opinion of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.

1.1	Ratification of 2008 final financial statement.
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.2	Ratification of 2008 earnings distribution proposal.
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.3
Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.

☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.4	Discussions of the revision case for the Handling Procedure for Acquisition or Disposal of Assets.
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.5	Discussions of revision of Handling Procedure for Loans to Third Parties
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.6	Discussions of revision of Handling Procedure for Endorsements and Guarantees
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.7	Discussions of revision of the Company’s Articles of Incorporation
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.8	Re-election of Directors and Supervisors

1.9	Agreement to release the Company’s newly elected Directors from the non-competition restriction
☐ 1. Ratify  ☐ 2. Oppose  ☐ 3. Abstain from voting

1.10	Extempore Motions.

2.	If this shareholder has not ticked any of the above motions, it shall mean ratification or endorsement of each and every motion.

3.	The agent of this shareholder may have the right at his/her discretion to handle any extempore motions in the meeting.

4.	Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).

To: Advanced Semiconductor Engineering, Inc.

Date of authorization: __________

Advertisement Reply
Taiwan Northern Post Office Administration Registration Permit
Pei-Shih-Tzu-#3577

(No Postage Necessary)

Sender: __________
_F, _, Alley _____, Lane _____, __________Rd./Street, Sec. ___, __________Village/Borough, ______ Urban Township/Rural Township/District, ________County/City

02           Atten: Advanced Semiconductor Engineering, Inc. Stock Affairs Agent
President Securities Corp.
Department of Stock Affairs Agency
B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Meeting Agenda

Stock Code：2311

Agenda Of

2009 Annual Shareholders’ Meeting

June 25, 2009

Contents

Meeting Procedure		1

Meeting Agenda		2

Status Reports		3

Matter of Ratification		6

Matter of Discussions		8

Matters for Election		14

Other Proposals		15

Extempore Motions		15

Attachments:

I	2008 Business Report	16

II	Supervisors' Report final Financial Statement	19

III	CPA Audit Report and 2008 Financial Statement	20

IV	Table of Comparison of Revised Procedure for the Company’s Acquisition or Disposal of Assets	39

V	Table of Comparison of Revised Procedure for the the Company’s Handling Procedure for Loans to Third Parties	40

VI	Table of Comparison of Revised Procedure for the Company’s Handling Procedure for Endorsements and Guarantees	46

VII	Table of Comparison of Revised Articles of the Company’s Incorporation	51

Appendixes:

I	Rules of Procedure for Shareholders’ Meeting	52

II	Guidelines for the Election of Directors and Supervisors	56

III	Articles of Incorporation (before revision)	58

IV	Status of Holdings by Directors and Supervisors	64

V	Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors	65

VI	Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time	66

Advanced Semiconductor Engineering, Inc.

2009 Annual Shareholders’ Meeting

1.	Meeting called to order (announcing respective holding of shareholders present)

2.	Chairperson's opening remarks

3.	Status report

4.	Matters for ratification

5.	Matters for discussions

6.	Matters for Election

7.	Other Proposals

8.	Extempore Motions

9.	Meeting ended

2009 Annual Shareholders' Meeting Agenda

1. Time: Thursday, June 25, 2009 at 10 a.m.

2. Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3. Present : All shareholders and proxies

4. Chairperson's Remarks

5. Status Report

   1. 2008 Business Report
   2. Supervisor’s Report on 2008 final financial statements
   3. Report on total amount for endorsement, guarantee and amount of loans to third parties
   4. Report on the Company’s indirect investment on Mainland China and the implementation thereof
   5. Report on the Company’s buyback of its stock and the implementation thereof

6. Matters for Discussions

Item 1:	Ratification of the Company's 2008 final financial statements
Item 2:	Ratification of the Company's 2008 earnings distribution proposal

7. Matters for Discussions

Case 1:
Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise funds

Case 2:	Discussions of revision of Procedure for Acquisition or Disposal of Assets
Case 3:	Discussions of revision of Handling Procedure for Loans to Third Parties
Case 4:	Discussions of revision of Handling Procedure for Endorsements and Guarantees
Case 5:	Discussions of revision of Articles of Incorporation

8. Matters for Election

Item 1:	Re-election of Directors and Supervisors

9. Other Proposals

Item 1:	Agreement to release the Company’s newly elected Directors from the non-competition restriction

10. Extempore Motions

11. Meeting ended

Status Report

1.    The Company's 2008 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment I for the 2008 Business Report attached to this Agenda Manual.

2.    Supervisors' Report on 2008 Actual Budget (proposed by the Board of Directors) Explanation: Please see Attachment II for the Supervisors’ Report attached to this Agenda Manual.

3.    Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31, 2008 (proposed by the Board of Directors)

Explanation:	1. Details of the Company's amounts of endorsements and guarantees as of December 31, 2008 are as follows:

Unit: NT$1,000
Warrantee	Relationship	Amount Guaranteed
ASE (Shanghai) Inc.	A subsidiary the Company has indirect holdings of 100%	4,731,840
ASE Test Finance Limited	A subsidiary the Company has indirect holdings of 100%	2,563,080 (Note)
Omniquest Industrial Limited	A subsidiary the Company has direct and indirect holdings of 100%	72,292
J & R Industrial, Inc.	A subsidiary the Company has indirect holdings of 100%	772,210
ASE (Weihai) Inc.	A subsidiary the Company has indirect holdings of 100%	328,600
Grand Total		8,468,022

Note: This is the Company and the subsidiary ASE Test Limited’s joint guarantee for a syndicate loan of US$78,000,000 for the subsidiary ASE Test Finance Ltd.

2. At the time of writing, the company does not have loans granted to others.

4.    Report on the Company’s indirect investment on Mainland China (proposed by the Board of Directors)

Explanation:	The following depicts the newly added indirect investment out of the Company’s own reserves on Mainland China via third countries in 2008:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China being invested	Amount approved
Ching-Shen-Er-Tze-#09700013770 dated 02/15/2008	ASE (Weihai) Inc.	US$7 million
Ching-Shen-Er-Tze-#09600401670 dated 02/20/2008	ASE Assembly & Test (Shanghai) Limited	US$30 million
Ching-Shen-Er-Tze-#09700119990 dated 05/16/2008	ASE Assembly & Test (Shanghai) Limited	US$90 million
Ching-Shen-Er-Tze-#09700158150 dated 05/22/2008	ASE (Weihai) Inc.	US$13 million
Ching-Shen-Er-Tze-#09700270430 dated 08/07/2008	ASE Electronic Module (Kunshan) Inc.	US$6 million

5.    Report on the Company’s buyback of its stock and the implementation thereof (proposed by the Board of Directors)

Explanation:	See the following table for information related to the Company’s buyback of its stock and the implementation thereof

Buyback info	First instance	Second instance
Date passed by resolution of Board of Directors	11/17/2008	01/23/2009
Purpose of buyback	To protect the Company’s credit and shareholder interests	To protect the Company’s credit and shareholder interests
Actual dates of buyback	11/18/2008 to 01/17/2009	02/02/2009 to 03/03/2009
Actual share type and amount of buyback	144,037,000 common shares	73,937,000 common shares
Actual percentage of shares bought back to total issued shares	2.53%	1.33%

Actual monetary amount of shares bought back	NT$1,518,915,314	NT$895,346,137
Average share price of shares bought back	NT$10.55	NT$12.11
Amount of shares eliminated	144,037,000 shares	0 shares
Amount of cumulatively held Company shares	0 shares	73,937,000 shares
Percentage of amount of cumulatively held Company shares to total issued shares	0.00%	1.33%
Reason for not being completely implemented
In order to protect the interests of all shareholders, the Company adopted the batch buyback strategy according to the share price change, so the buyback could not be completed according to the planned amount.

In order to protect the interests of all shareholders, the Company adopted the batch buyback strategy according to the share price change, and since the Company’s share price clearly recovered since 03/04/2009, and for more efficient of capital using, the buyback could not be completed according to the planned amount.

Matters for Ratification

Item 1 (proposed by the Board of Directors)

Proposal:	Please ratify the Company's report on 2008 final financial statements.

Explanation:
1. The Company's 2008 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.
2. Please ratify the financial statements (see Attachment III to this Agenda Manual for details) and the 2008 Business Report (see Attachment I to this Agenda Manual for details).

Resolution:

Item 2 (proposed by the Board of Directors)
Proposal:	Please ratify the Company’s 2008 proposal for earnings distribution.
Explanation:
The Board of Directors has drafted the Company’s 2008 proposal for surplus distribution as shown in the table below in accordance with The Company Act and the Company’s Articles of Incorporation for your ratification.
Advanced Semiconductor Engineering, Inc.

2008 Surplus Distribution Proposal

Unit: NT$

Items	Amount
Prior year retained earnings	146,323,647
Add: Current year gross profit	6,160,051,306
Subtract: Provision for 10% statutory surplus reserve	616,005,131
Current year earnings to be distributed	5,690,369,822
Items for distribution:
Shareholder dividents (note)	2,736,568,447
Current year retained earnings	2,953,801,375

Notes: NT$88,800,000 to be distributed for Director and Supervisor remuneration NT$554,404,000 to be distributed for employee bonuses, all in cash

President: Jason C.S. Chang           Manager: Richard H.P.  Chang         Accountant Manager: Joseph Tung

Note:
The shareholders’ bonus distributed this time totaled NT$2,736,568,447 and all distributed in cash at NT$0.5 per share. With respect to the above-mentioned cash dividend rate, the calculation was based on the 5,473,136,894 shares registered in the roster of shareholders as of March 26, 2009, subtracting the treasury stock bought back by the Company. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Resolution:

Matters for Discussions

Item 1 (Proposed by the Board of Directors)

Proposal:

To meet the requirements for larger production capacity in future the Company needs to enrich its operation capital in order to repay bank loans or the needs for other long-term development use, thereby enabling the fund-raising channels more diversified and flexible. As such, the shareholders’ meeting is requested to authorize the board of directors to opt at the optimal time, depending on the market situation and the status of capital needs of the Company and in accordance with existing laws and regulations, for capital increase in cash by issuing common shares or joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise fund. The case is being presented for discussions.

Explanation:
1.  The principles to authorize the board of directors to issue new common shares and GDR for capital increase in cash shall be as follows:

1.1 Issuance of common shares in the form GDR for capital increase in cash shall be limited to 500,000,000 shares only. The shareholders’ meeting shall authorize the board of directors and the chairman of the board to make the adjustment by the market condition and issue the authorized GDR’s all at once.

1.2 In conducting issuance of new shares in the form of GDR for capital increase in cash, the issuance price shall be by the rules set forth in the Selfdiscipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process, i.e., the issuance price shall not be lower than the closing price of the Company’s common stock at the domestic open market. Take the simple arithmetic mean of the closing price of the common share on the first, third and fifth day prior to the price-setting day, minus 90% of the average stock price after gratuitous ex-rights and ex-interest, then comes the price for the new issue. However, the price-setting method may be duly adjusted if related domestic laws and regulations are updated. Since the stock price at home has often experience drastic volatility in the short run, the chairman of the board is authorized to set the actual issuance price within the above-mentioned price range, after having consulted with underwriter taking into consideration the international general practice, international capital market, domestic market price, the overall subscription status so as to make the offering price attractive to overseas investors. Consequently, the price-setting method should be reasonable. Additionally, the deciding method for the issuance price of GDR is based on the fair trading price of common shares at the domestic open market whereas the original stockholder may purchase the common shares at domestic stock exchange at the price close to the issuance price of the GDR, without bearing the exchange rate risk and liquidity risk. Moreover, the tranche of issuance of new shares and GRD for capital increase in cash do not affect much of the shareholders’ equity as the highest dilution ratio in relation to the original shareholders’ equity stands only at 9.14%.

1.3 10% of common shares issued for capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the remaining 90% will be fully appropriated for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Trading Act. For the part that employees have not subscribed, the chairman of the board is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

1.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

1.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, source of capital, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

1.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to proceed with matters related to issuance of new shares.

1.7 If the agreement on issuance time, issuance condition, issuance volume, issuance amount of capital increase in cash and participation in issuance of GDR as well as other matters related to capital increase in cash and participation in issuance of GDR needs update in future due to the decision by the competent regulatory authority and on the basis of operation evaluation, or the needs of objective environment, the board of directors shall be authorized to handle at its full discretion.

1.8 In conjunction with the issuance method of common shares for capital increase in cash and participation in GDR issuance, the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters related to the participation in the issuance of GDR.

1.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

2.     The principles to authorize the board of directors to conduct capital increase in cash at home shall be as follows:

2.1 Number of new shares issued for capital increase in cash shall not be in excess of 500,000,000 shares.

2.2 The par value of the new shares for capital increase in cash shall be NT$10 each. Actual issuance price shall be by related rules set forth in the Selfdiscipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process and the market condition at the time of issuance. The chairman of she board and the underwriter may reach an agreement on the issuance in consideration of all the conditions mentioned above, which shall be subject to the approval by the competent regulatory authority before the issuance.

2.3 The issuance method of new shares for the capital increase in cash shall be by price enquiry and selected purchase. With the exception of 10%-15% reserved for employees as required by Article 267 of The Company Act, the rest will be offered for public issuance as all original shareholders have waived their rights to subscribe according to Article 28-1 of the Securities Trading Act. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

2.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

2.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

2.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to set the base date for capital increase.

2.7 With respect to the manner of issuance as mentioned in Section 2.3 above, the board of directors is authorized to make the amendment at its full discretion if amendment becomes necessary due to update of laws or regulations or the objective environment dictates the amendment.

2.8 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

3.    The principles to authorize the board of directors to conduct capital increase in cash by issuance of convertible corporate bond at home and ECB overseas:

3.1 Estimated number of shares for conversion: Not to exceed the number of shares registered in the application for update of the Company’s profit-seeing registration card.

3.2 Time of issuance: It depends on the capital needs by the Company and the market condition.

3.3 Interest rate: In principle, it shall be by the market interest rate then prevailing in the marketplace and reasonable, if possible.

3.4 Issuance duration: It depends on the capital needs by the Company

3.5 Issuance condition: Subject to negotiation with the lead underwriter and existing laws and regulations.

3.6 The proceeds from subscriptions to the domestic convertible corporate bond and ECB overseas shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

3.7 The board of directors is authorized to set the issuance measures, amount of fund raised, plan items, estimated progress as well as estimated probable effect generated.

3.8 In conjunction with the issuance of the convertible corporate bond the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the issuance of the convertible corporate bond as well as handling all needed matters related to the issuance of the convertible corporate bond.

3.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

Resolution:

Item 2 (Proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Procedure for Acquisition or Disposal of Assets.
Explanation:
1.   To increase the flexibility of the Company’s restructuring of the group’s organizational structure, the Company’s board of directors had passed a result on April 8, 2009 to revise Article 4 of the Company’s Procedure for Acquisition or Disposal of Assets.

2.    For details of the table of comparison of the revised provisions of the Procedure for Acquisition or Disposal of Assets, please refer to Attachment IV to this Agenda Manual. Your consent is solicited.

Resolution:

Item 3 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Handling Procedure for Loans to Third Parties.
Explanation:

1.    In order to meet the requirements set forth by the revised Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies announced by the Financial Supervisory Commission, Executive Yuan on January 15, 2009, it is planned to revise a portion of the articles of the Company’s Handling Procedure for Loans to Third Parties by resolution of the Board of Directors on April 8, 2009.

2.    For details of the table of comparison of the revised provisions of the Handling Procedure for Loans to Third Parties, please refer to Attachment V to this Agenda Manual. Your consent is solicited.

Resolution:

Item 4 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Handling Procedure for Endorsements and Guarantees.
Explanation:

1.    In order to meet the requirements set forth by the revised Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies announced by the Financial Supervisory Commission, Executive Yuan on January 15, 2009, it is planned to revise a portion of the articles of the Company’s Handling Procedure for Endorsements and Guarantees by resolution of the Board of Directors on April 8, 2009.

2.    For details of the table of comparison of the revised provisions of the Handling Procedure for Endorsements and Guarantees, please refer to Attachment VI to this Agenda Manual. Your consent is solicited.

Resolution:

Item 5 (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.
Explanation:

1.    To meet the operation needs of the Company, part of the provisions of the Company’s Articles of Incorporation are suggested for revision.

2.    Please refer to Attachment VII to this Agenda Manual for the table of comparison of the revised Articles of Incorporation. Your consent is solicited.

Resolution:

Matters for Elections

Item 1 (Proposed by the Board of Directors)

Proposal:	Re-election of the Company’s directors and supervisors whose terms have expired

Explanation:
1.     In the current term, there are seven directors and five supervisors whose terms expire on June 21, 2009, who should be relected according to law.
2.     According to Article 16 of the Company’s Articles of Incorporation, the Company shall have seven to nine directors, of which two are independent directors and five to seven are non-independent directors, and there are also to be five to seven supervisors, with three-year terms.  In this proposal, as resolved by the Company’s Board of Directors Meeting on April 8, 2009, nine directors, of which two are independent directors and seven are non-independent directors, as well as five supervisors, are to be elected at this Shareholders’ Meeting. The terms of the new directors and supervisors will be for three years, from June 26, 2009, to June 25, 2012.
3.     See below for the list of independent supervisor candidates and their information.

Independent director candidate	Education	Experience	Share holdings
You Sheng-Fu	Accounting, Department of Business, National Taiwan Univesity Master degree, School of Accounting, National ChengChi University	CPA, Deloitte & Touche Accounting Firm (retired) Part-time instructor, National Taipei College of Business CPA, Sheng-Fu Accounting Firm	0 shares
Ta-lin Hsu	Bachelor degree, Physics, National Taiwan Univerity Master degree, Electronic Physics, New York Brooklyn-college Doctoral degree, Electrical Engineering, University of California, Berkeley	General partner, Hambrecht & Quist Chairman and founder, H&Q Asia Pacific	0 shares

Election Results:

Other Proposals

Item 1 (Proposed by the Board of Directors)

Proposal:	Agreement to release the Company’s newly elected Directors from the non-competition restriction
Explanation:

1、 According to the stipulations of Article 209 of the Company Act, when a director take actions as part of the operations of their own company or the company of a third party, the director should explain the important details of these actions to the Shareholders’ Meeting and receive their permission.

2、  It is planned to request the agreement of the Shareholders’ Meeting to release the new directors and their representatives from the non-competition restriction if the new directors elected in this re-election have investments in or operate another company with the same or similar business as this Company while also serving as this Company’s director.

Resolution:

Extempore Motions

Meeting Ended

■Attachment I
Advanced Semiconductor Engineering, Inc.
Business Report

2008 was a year of intense shocks that will be hard to forget. The major shocks in all kinds of raw material prices starting in the second half of 2007 made businesses face the extreme tests of inventory and cost controls. Furthermore, a series of financial crises caused by the subprime mortgage crisis caused the global economy to freeze up. Faced with the biggest recession since the end of the World War II, the international financial system bordered on collapse. Problems such as the rapid climb of the unemployment rate, the fast drop in consumer confidence, liquidity risk, and stagflation were piled one on top of the other. The output value of the global semiconductor industry fell from US$267 billion in 2007 to US$256 billion in 2008. According to the statistics of the ITRI’s IEK ITIS project, the 2008 packaging industry output value in Taiwan was NT$221.7 billion, which was a 2.8% drop from 2007 and the first time in the seven yers since 2001 that there was a drop in full year growth in the packaging industry. In 2008, the testing industry output in Taiwan was NT$96.5 billion, which was a 5.7% drop from 2007.  Faced with a poor outlook across the entire global economy, the Company used this time to adjust its organizational system and continue to concentrate on its industry while paying close attention to the development of the financial storm in order to properly face the myriad changes in these times. The following is our report on the company’s operation for the past year:

Report on Operations in Fiscal 2008

1.     Implementation results of business plan for 2008

The Company’s combined revenues for 2008 were NT$94.4 billion, a drop of 6.7 billion from 2007, a contraction of  6.7%. After the government opened up direct investment to the mainland and the three direct links in the second half of last year, the Company took full advantage of this opportunity, actively investing in China and searching for strategic alliances with international customers to lower costs and also in expectation of creating yield with high growth. In the second half of the year, the global economy greatly contracted, and as large international companies all announced production cuts and even financial problems, the Company faced these crises by raising operational efficiency, merging product lines, and adjusting human resources. Amid the intense fluctuations of the packaging and testing industry in 2008, the industry managed to show a profit in the fourth quarter, so there was not a loss in the forth quarter in main business area and profit in 2009. This shows the Company’s ability to counter the effects of the industry cycle.

2.     Budget performance
No financial forecast was disclosed in 2008.

3.     Analysis of financial accounts and profitability
As of the end of 2008, the Company had paid-in capital of NT$56,904,277 thousans, and shareholders equity of NT$69,671,994 thousans, representing 56% of the Company’s total assets of NT$123,931,246 thousands. Long-terms funds represented 389% of fixed assets, and the current ratio was 134%. These financial ratios were slightly down on the previous year; however, the Company’s overall financial structure and solvency remained sound. Operating profit and net profit after tax fell to NT$5,954,013 thousands and NT$6,160,051 thousands respectively. Both overall operating results and profitability were slightly down on the previous year, due to the impact of the global economic downturn.

4.     R&D overview
As regards technology development and R&D, 3D SiP technology has become the technology of choice for small, lightweight semiconductor packaging. The main technologies in this area include TSV, PoP, embedded technology and IPD. The global trend is towards the leveraging of these technologies to integrate various types of active and passive component, sensors and activators. The new technologies successfully developed by the Company in 2008 included 45nm copper process technology / ultra-low-k dielectric wafer high-lead flip-chip packaging and wire bonding technology, 65nm copper process / low-k wafer lead-free flip-chip packaging and wafer-level packaging technology, TSV (Through Silicon Via) technology, Si Interposer technology, IPD passive component integration and packaging technology, new copper bonding technology, Bluetooth module technology, Wi-Fi module technology, and fan-out  Map PoP technology. In the future, the Company will continue to focus on the development of both production equipment and advanced packaging technologies (such as flip-chip, BGA, CSP and 3D SiP, etc.), thereby maintaining the Company’s status as a world leader in IC assembly and testing.

Business Plan for 2009 in summary

1.     Operating policy
1.1 Provide customer with services of “ultimate quality”
1.2 Create long-term and stable profits for the organization and customers
1.3 Create prosperity with suppliers together
1.4 Develop employees to be elite in respective areas
1.5 Treat employees “in a fair and reasonable manner”
1.6 Provide employees with a “harmonious, happy and open” work environment
1.7 Maintain flexibility in operations

2.     Projects sales volume and references
In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2009 is as follows:

Item	Project Sales
Package	Approx. 4.2 billion chips
Test	Approx. 600 million chips

3.     Important production and sales policies
In recent years, development trends in packaging technology have mainly developed in the directions of electronic component high density, high I/O amount, low operating power, surface component modulization, and mixed structurability. This makes packaging technology go in the directions of high integration, multi-pin/microtechnology, slimming, multichip module packaging, and low costs. Because of the constantly growing demand by the industry for high-end packaging capacity, ASE Group’s past investments in technology and capacity have prepared it for these growing trends. In the future, we will continue to refine our processes and also strive to enhance profitability.

Future Development Strategy
According to the estimates of ITRI’s IEK, the output value of the IC industry in Taiwan and the global semiconductor industry will fall by 26.9% and 17.9% respectively in 2009 compared to 2008. The stagnation in consumer confidence will cause demand to drop dramatically, and it is expected that this will force companies with poor organizational structures to declare bankruptcy or enter into mergers. The asset-lite strategies of European and North American IDM companies will accelerate the release of outsourcing orders later. By forming strategic alliances with large international customers to increase demand and lower costs, operating risks can be lowered after both parties become partners. The company will maintain its financial robustness and also increase its cash on the books in order to be able to take full advantage of opportunities in light of the increasingly frequent mergers in the industry.

Influences of external competitions, regulations and macroeconomics

After the dramatic fluctuations of the price of oil in 2008, the energy problem will receive ever-increasing attention from the market and will lead the next wave of industry growth.  Under the premise of maintaining the Company’s operations and ensuring the interests of its shareholders, we will protect the working rights and working opportunities of employees. In the future, when the global outlook is pessimistic, the Company will still enhance its competitiveness in expectation of being able to minimize the influence of the external environment, constantly working for the shareholders and the sustainable operation of the enterprise. When faced with challenges, we will still boldly move forward in the hope that all shareholders can work together with the Company to get through this hard time and build a better future together.

President: Jason C.S. Chang         Manager: Richard H.P.  Chang           Accountant Manager: Joseph Tung

■Attachment II
Supervisors' Report

We have examined the Company's 2008 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Kung Chun-Chi and Kuo Lee-Yuan of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors:     Feng Mei-Jean
John Ho
Liu Hsiao-Ming
Chen Tien-chi
Tseng Yuan-Yi

April 28, 2009

■Attachment III

Advanced Semiconductor Engineering,
Inc.

Financial Statements for the
Years Ended December 31, 2008 and 2007 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the accompanying financial statements, starting from January 1, 2008, the Company adopted Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation in March 2007.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2008 and 2007, and have issued a modified unqualified opinion with an explanatory paragraph, and an unqualified opinion, respectively.

March 25, 2009

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)

	December 31					December 31
	2008		2007			2008		2007
ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash	$3,133,212	3	$4,229,840	4	Financial liabilities at fair value through profit or loss	$82,238	-	$34,449	-
Available-for-sale financial assets - current	-	-	4,520,062	5	Accounts payable	2,766,104	2	5,592,097	6
Held-to-maturity financial assets - current	-	-	50,000	-	Accounts payable to related parties	798,621	1	800,491	1
Bond Investments with no active market - current	450,000	-	-	-	Income tax payable	642,744	1	720,890	1
Accounts receivable, net	4,842,944	4	9,759,968	10	Accrued expenses	2,401,079	2	1,790,503	2
Income tax refund receivable	99,330	-	99,330	-	Other payables to related parties	861,740	1	720,941	1
Other receivables	287,072	-	434,702	-	Payable for properties	554,618	-	1,192,857	1
Other receivables from related parties	173,510	-	603,980	1	Other payables	253,712	-	472,961	-
Inventories	1,638,486	1	2,476,094	2	Current portion of bonds payable	-	-	1,375,000	1
Deferred income tax assets - current	700,690	1	1,373,818	1	Current portion of long-term bank loans	-	-	380,000	-
Other current assets	100,875	-	102,804	-	Current portion of capital lease obligations	18,320	-	36,579	-
					Other current liabilities	170,991	-	222,820	-
Total current assets	11,426,119	9	23,650,598	23
					Total current liabilities	8,550,167	7	13,339,588	13
LONG-TERM INVESTMENTS
Financial assets carried at cost - noncurrent	362,554	-	338,002	1	LONG-TERM LIABILITIES
Equity method investments	77,144,106	62	41,064,011	40	Long-term bonds payable	1,375,000	1	5,889,735	5
					Long-term bank loans	42,929,640	35	6,919,975	7
Total long-term investments	77,506,660	62	41,402,013	41	Hedging derivative liabilities - noncurrent	391,695	-	-	-
					Capital lease obligations	10,890	-	18,138	-
PROPERTY, PLANT AND EQUIPMENT
Cost					Total long-term liabilities	44,707,225	36	12,827,848	12
Land	1,558,201	1	1,558,201	2
Buildings and improvements	17,502,360	14	16,259,330	16	OTHER LIABILITIES
Machinery and equipment	51,866,609	42	49,260,974	48	Accrued pension cost	1,001,302	1	704,360	1
Transportation equipment	74,665	-	70,995	-	Guarantee deposits received	558	-	225	-
Furniture and fixtures	937,561	1	985,565	1
Leased assets	67,830	-	204,651	-	Total other liabilities	1,001,860	1	704,585	1
Total cost	72,007,226	58	68,339,716	67
Accumulated depreciation	43,894,884	35	39,523,826	39	Total liabilities	54,259,252	44	26,872,021	26
	28,112,342	23	28,815,890	28
Construction in progress	514,507	-	416,092	-	CAPITAL STOCK - NT$10 PAR VALUE
Machinery in transit and prepayments	669,875	1	1,549,621	2	Authorized - 8,000,000 thousand shares
Total property, plant and equipment	29,296,724	24	30,781,603	30	Issued - 5,690,428 thousand shares in 2008 and 5,447,559 thousand shares in 2007	56,904,278	46	54,475,589	53

INTANGIBLE ASSETS					CAPITAL RECEIVED IN ADVANCE	3,387	-	491,883	1
Patents	81,722	-	5,949	-
Goodwill	957,167	1	957,167	1	CAPITAL SURPLUS
Deferred pension cost	56,762	-	34,151	-	Capital in excess of par value	1,329,634	1	1,842,027	2
					Treasury stock	823,813	1	288,713	-
Total intangible assets	1,095,651	1	997,267	1	Long-term investment	3,536,854	3	3,535,840	3
					Other	682,986	-	728,254	1
OTHER ASSETS
Assets leased to others	2,766,268	2	3,274,956	3	Total capital surplus	6,373,287	5	6,394,834	6
Guarantee deposits- noncurrent	11,060	-	16,329	-
Deferred charges	764,178	1	835,541	1	RETAINED EARNINGS	9,221,404	7	13,898,213	14
Deferred income tax assets - noncurrent	975,695	1	997,106	1
Restricted assets	84,147	-	85,225	-	OTHER EQUITY ADJUSTMENTS
Others	4,744	-	4,744	-	Unrealized gain (loss) on financial instruments	(439,438)	-	402,518	1
					Cumulative translation adjustments	4,873,957	4	2,179,808	2
Total other assets	4,606,092	4	5,213,901	5	Unrecognized pension cost	(230,401)	-	(6,516)	-
					Treasury stock - 431,232 thousand shares in 2008 and 210,715 thousand shares in 2007	(7,034,480)	(6)	(2,662,968)	(3)

					Total other equity adjustments	(2,830,362)	(2)	(87,158)	-

					Total shareholders' equity	69,671,994	56	75,173,361	74

TOTAL	$123,931,246	100	$102,045,382	100	TOTAL	$123,931,246	100	$102,045,382	100

(With Deloitte & Touche audit report dated March 25, 2009)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	Year Ended December 31
	2008		2007
	Amount	%	Amount	%

REVENUES	$49,073,365	101	$56,217,937	101

LESS: SALES DISCOUNTS AND ALLOWANCES	622,348	1	674,665	1

NET REVENUES	48,451,017	100	55,543,272	100

COST OF REVENUES	37,445,889	77	40,262,656	73

GROSS PROFIT	11,005,128	23	15,280,616	27

OPERATING EXPENSES
Research and development	1,796,768	4	1,584,771	3
Selling	716,055	2	688,386	1
General and administrative	2,538,292	5	2,327,163	4

Total operating expenses	5,051,115	11	4,600,320	8

INCOME FROM OPERATIONS	5,954,013	12	10,680,296	19

NON-OPERATING INCOME
Interest income	40,033	-	88,521	-
Gain on valuation of financial assets, net	753,390	1	80,671	-
Gain on valuation of financial liabilities, net	-	-	106,853	-
Equity in earnings of equity method investees	2,409,736	5	3,221,330	6
Other	856,196	2	893,670	2

Total non-operating income	4,059,355	8	4,391,045	8

NON-OPERATING EXPENSES
Interest expense	852,027	2	454,755	1
Loss on valuation of financial liabilities, net	513,556	1	-	-
Foreign exchange loss, net	159,625	-	22,204	-
Loss on inventory valuation and obsolescence	466,365	1	267,663	-
Others	680,292	1	596,919	1

Total non-operating expenses	2,671,865	5	1,341,541	2

INCOME BEFORE INCOME TAX	7,341,503	15	13,729,800	25

INCOME TAX EXPENSE	1,181,451	2	1,564,551	3

NET INCOME	$6,160,052	13	$12,165,249	22
 (Continued)

	Year Ended December 31
	2008		2007
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (EPS)
Basic EPS	$1.36	$1.14	$2.55	$2.26
Diluted EPS	$1.33	$1.12	$2.46	$2.18

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as available-for-sale financial assets rather than treasury stock (after tax):

	Year Ended December 31
	2008	2007

Net income for purpose calculation of the basic EPS	$6,695,152	$12,437,194

Net income for purpose calculation of the diluted EPS	$6,634,560	$12,552,169

EARNING PER SHARE
Basic EPS	$1.18	$2.22
Diluted EPS	$1.16	$2.15

(With Deloitte & Touche audit report dated March 25, 2009) (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

							Other Equity Adjustments
							Unrealized
	Capital Stock			Retained Earnings			Gain (Loss) on	Cumulative			Total
	Common Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings	Total	Financial Instruments	Translation Adjustments	Unrecognized Pension Cost	Treasury Stock	Shareholders' Equity

BALANCE, JANUARY 1, 2007	$45,925,086	$384,428	$3,805,768	$-	$16,985,043	$16,985,043	$416,400	$1,330,651	$(19,041)	$(2,808,436)	$66,019,899
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	(300,000)	(300,000)	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	(535,028)	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	(535,029)	-	-	-	-	-
Cash dividends - 15.0%	-	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	(6,941,011)
Stock dividends - 15.0%	6,941,011	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	15,867	-	-	-	(15,069)	-	12,525	145,468	158,791
Cash dividends paid to subsidiaries	-	-	271,945	-	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	1,187	-	-	-	1,187
Stock options exercised by employees
Common stock	697,276	(384,428)	649,392	-	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common stock	377,187	-	923,608	-	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	-	429,931
Capital surplus from accrued interest on foreign convertible bonds	-	-	728,254	-	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	12,165,249	-	-	-	-	12,165,249
Cumulative translation adjustments	-	-	-	-	-	-	-	849,157	-	-	849,157
BALANCE, DECEMBER 31, 2007	54,475,589	491,883	6,394,834	1,698,504	12,199,709	13,898,213	402,518	2,179,808	(6,516)	(2,662,968)	75,173,361
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(3,710,946)
Cash dividends paid to subsidiaries	-	-	535,100	-	-	-	-	-	-	-	535,100
Unrealized loss on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	(18,014)
Change in unrealized loss on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	(391,695)
Stock options exercised by employees
Common stock	198,067	(61,952)	101,268	-	-	-	-	-	-	-	237,383
Capital received in advance	-	3,387	-	-	-	-	-	-	-	-	3,387
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	6,160,052
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	2,694,149
Unrecognized Pension cost	-	-	-	-	-	-	-	-	(215,695)	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	(1,099,989)
BALANCE, DECEMBER 31, 2008	$56,904,278	$3,387	$6,373,287	$2,915,029	$6,306,375	$9,221,404	$(439,438)	$4,873,957	$(230,401)	$(7,034,480)	$69,671,994

(With Deloitte & Touche audit report dated March 25, 2009)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	Year Ended December 31
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,160,052	$12,165,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,897,774	6,294,705
Amortization	412,468	553,111
Provision for inventory valuation and obsolescence	466,365	267,663
Equity in earnings of equity method investees, net of cash dividends of $805,103 thousand and $167,629 thousand received in 2008 and 2007, respectively	(1,604,633)	(3,053,701)
Accrued interest on convertible bonds	-	177,111
Deferred income taxes	694,539	1,106,933
Other	770,453	169,193
Changes in operating assets and liabilities
Accounts receivable	4,927,024	(3,839,395)
Receivable for income tax refund and other receivables (including related parties)	76,471	85,122
Inventories	371,243	370,006
Other current assets	8,255	48,508
Financial liabilities for trading	47,789	(303,869)
Accounts payable (including related parties)	(2,827,863)	827,358
Income tax payable	(78,146)	(190,565)
Accrued expenses	610,576	233,921
Other payables (including related parties)	(82,558)	(373,322)
Other current liabilities	(2,862)	8,719

Net cash provided by operating activities	15,846,947	14,546,747

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,020,000)	(8,540,000)
Proceeds from disposal of available-for-sale financial assets	7,578,407	10,431,560
Acquisition of bond investments with no active market	(450,000)	-
Proceeds from disposal of held-to-maturity financial assets	50,000	-
Acquisition of financial assets carried at cost	(39,552)	(8,131)
Proceeds from disposal of financial assets carried at cost	-	27,205
Acquisition of equity method investments	(34,990,304)	(711,180)
Cash received from return of capital on long-term investments	33,145	837,213
Acquisition of property, plant and equipment	(4,926,877)	(4,673,335)
Proceeds from disposal of property, plant and equipment	593,528	827,483
Increase in patents	(92,026)	(6,595)
Decrease (increase) in guarantee deposits	(1,057)	208,851
Increase in deferred charges	(372,306)	(375,109)
Decrease in restricted assets	1,078	41,642

Net cash used in investing activities	(35,635,964)	(1,940,396)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	Year Ended December 31
	2008	2007

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term bank loans	36,699,000	-
Repayment of long-term bank loans	(1,562,335)	(3,745,292)
Repayment of bonds payable	(5,549,983)	-
Repayment of capital lease obligations	(25,507)	(48,242)
Decrease in collection of accounts receivable sold	-	(2,218,321)
Decrease in guarantee deposits received	(48,634)	(130,435)
Cash dividends	(9,361,728)	(6,941,011)
Cash bonus to employees, remuneration to directors and supervisors	(599,205)	(835,028)
Proceeds from exercise of stock options by employees	240,770	1,024,192
Repurchase of treasury stock	(1,099,989)	-

Net cash provided by (used in) financing activities	18,692,389	(12,894,137)

NET DECREASE IN CASH	(1,096,628)	(287,786)

CASH, BEGINNING OF YEAR	4,229,840	4,517,626

CASH, END OF YEAR	$3,133,212	$4,229,840

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (excluding capitalized interest)	$717,443	$439,084
Income tax paid	565,058	786,637
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$4,292,093	$4,930,714
Decrease (increase) in payable	634,784	(257,379)

	$4,926,877	$4,673,335
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$91,899	$1,051,396
Decrease (increase) in other receivables	501,629	(223,913)

	$593,528	$827,483

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Bonds converted to capital stock	$265,834	$1,730,726
Current portion of long-term bank loans	-	380,000
Current portion of bonds payable	-	1,375,000
Current portion of capital lease obligations	18,320	36,579

(With Deloitte & Touche audit report dated March 25, 2009) (Concluded)

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2006, 2007 and 2008 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (ROC) and the Standards of the Public Company Accounting Oversight Board (United States).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 30 to the consolidated financial statements, the Company incurred fire damage to its production line and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$13,479,079 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,641,000 thousand of insurance receivable in 2005.  The Company reached a final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$8,068,000 thousand, less the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand, was recorded as a gain in 2006.  The Company also reversed NT$2,190,583 thousand of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the estimated service potential of the assets.  The net amount of NT$4,574,451 thousand was recognized as a gain on insurance settlement and impairment recovery.

As discussed in Note 3 to the consolidated financial statements, starting from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the ROC Accounting Research and Development Foundation (“ARDF”) in March 2007.  Besides, the Company adopted the ROC Statement of Financial Accounting Standards (“SFAS”) No. 34, “Financial Instruments:  Recognition and Measurement”, No. 36, “Financial Instruments:  Disclosure and Presentation” and other revised SFASs on January 1, 2006.

Accounting principles generally accepted in the ROC differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 16, 2009

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2007	2008			2007	2008
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$17,157,935	$26,138,930	$797,892	Short-term borrowings (Note 16)	$8,922,330	$8,779,267	$267,987
Financial assets at fair value through profit or loss - current (Notes 2, 5 and 26)	1,601,994	537,480	16,407	Short-term bills payable (Notes 2 and 17)	149,831	-	-
Available-for-sale financial assets - current (Notes 2, 6 and 26)	9,406,327	279,812	8,541	Financial liabilities at fair value through profit or loss - current (Notes 2, 5 and 26)	44,331	82,876	2,530
Held-to-maturity financial assets - current (Notes 2 and 26)	50,000	-	-	Accounts payable	9,242,092	5,167,347	157,733
Bond investments with no active market - current (Notes 2, 7 and 26)	-	450,000	13,736	Income tax payable (Notes 2 and 24)	1,237,325	1,265,274	38,622
Accounts receivable, net (Notes 2 and 8)	18,747,503	11,388,105	347,622	Accrued expenses (Note 20)	4,045,167	4,194,044	128,023
Other receivables	936,466	619,033	18,896	Payable for properties	4,137,437	2,246,924	68,587
Guarantee deposits - current (Note 26)	332,717	16,074	491	Current portion of bonds payable (Notes 2, 18 and 26)	1,375,000	-	-
Inventories (Notes 2, 9 and 28)	5,595,745	4,991,711	152,372	Current portion of long-term bank loans (Notes 19, 26 and 28)	5,258,946	2,670,845	81,528
Deferred income tax assets - current (Notes 2 and 24)	2,075,256	1,085,448	33,133	Deferred income tax liabilities (Notes 2 and 24)	121,499	-	-
Other current assets	998,078	860,258	26,259	Current portion of capital lease obligations (Notes 2 and 26)	67,838	23,133	706
				Other	1,149,158	840,984	25,671
Total current assets	56,902,021	46,366,851	1,415,349
				Total current liabilities	35,750,954	25,270,694	771,387
LONG-TERM INVESTMENTS
Financial assets carried at cost - noncurrent (Notes 2, 10 and 26)	525,025	575,495	17,567	LONG-TERM DEBTS
Equity method investments (Notes 2 and 11)	4,325,119	3,751,543	114,516	Long-term bonds payable (Notes 2, 18 and 26)	5,889,735	1,375,000	41,972
				Long-term bank loans (Notes 19, 26 and 28)	18,021,762	49,839,565	1,521,354
Total long-term investments	4,850,144	4,327,038	132,083	Hedging derivative liabilities - noncurrent (Notes 2 and 26)	-	391,695	11,956
				Capital lease obligations (Notes 2 and 26)	24,512	15,927	486
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12, 27 and 28)
Cost				Total long-term debts	23,936,009	51,622,187	1,575,768
Land	2,287,739	2,395,951	73,136
Buildings and improvements	36,355,071	39,763,199	1,213,773	OTHER LIABILITIES
Machinery and equipment	113,204,238	129,424,251	3,950,679	Accrued pension cost (Notes 2 and 20)	2,168,954	2,663,776	81,312
Transportation equipment	192,330	212,956	6,500	Deferred income tax liabilities (Notes 2 and 24)	150,009	151,729	4,632
Furniture and fixtures	3,250,435	3,765,175	114,932	Other	631,636	520,859	15,899
Leased assets and leasehold improvements	571,940	390,209	11,911
Total cost	155,861,753	175,951,741	5,370,931	Total other liabilities	2,950,599	3,336,364	101,843
Less: Accumulated depreciation	(84,480,618)	(98,560,461)	(3,008,561)
Less: Accumulated impairment	-	(12,991)	(397)	Total liabilities	62,637,562	80,229,245	2,448,998
	71,381,135	77,378,289	2,361,973
Construction in progress	3,442,925	4,989,149	152,294	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Machinery in transit and prepayments	6,964,269	2,390,546	72,971	Capital stock - NT$10 par value
				Authorized - 8,000,000 thousand shares
Net property, plant and equipment	81,788,329	84,757,984	2,587,238	Issued - 5,447,559 thousand shares in 2007 and 5,690,428 thousand shares in
				2008 (Note 21)	54,475,589	56,904,278	1,737,005
INTANGIBLE ASSETS				Capital received in advance (Note 21)	491,883	3,387	103
Patents (Notes 2 and 14)	5,950	130,373	3,980	Capital surplus (Notes 18 and 21)
Goodwill (Notes 2 and 13)	3,188,117	9,456,091	288,647	Capital in excess of par value	1,842,027	1,329,634	40,587
Deferred pension cost (Notes 2 and 20)	52,058	73,793	2,253	Treasury stock transactions	288,713	823,813	25,147
Acquired special technology (Notes 2 and 14)	-	626,362	19,120	Long-term investment	3,535,840	3,536,854	107,963
Land use rights (Notes 2, 14 and 28)	1,486,209	1,438,351	43,906	Other	728,254	682,986	20,848
Other intangible assets (Notes 2 and 14)	-	867,079	26,468	Total capital surplus	6,394,834	6,373,287	194,545
				Retained earnings (Note 21)	13,898,213	9,221,404	281,484
Total intangible assets	4,732,334	12,592,049	384,374	Other equity adjustments (Notes 2, 20 and 21)
				Unrealized gain or loss on financial instruments	402,518	(439,438)	(13,414)
OTHER ASSETS				Cumulative translation adjustments	2,179,808	4,873,957	148,778
Idle assets (Notes 2, 15 and 28)	801,969	361,388	11,031	Unrecognized pension cost	(6,516)	(230,401)	(7,033)
Guarantee deposits - noncurrent (Note 26)	157,589	45,150	1,378	Treasury stock - 210,715 thousand shares in 2007 and 431,232 thousand shares in
Deferred charges (Note 2)	1,353,603	1,156,213	35,293	2008	(2,662,968)	(7,034,480)	(214,728)
Deferred income tax assets - noncurrent (Notes 2 and 24)	1,461,402	1,629,709	49,747	Total other equity adjustments	(87,158)	(2,830,362)	(86,397)
Restricted assets (Notes 26 and 28)	279,068	191,416	5,843
Other	50,991	762,189	23,266	Total equity attributable to shareholders of the parent	75,173,361	69,671,994	2,126,740

Total other assets	4,104,622	4,146,065	126,558	MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	14,566,527	2,288,748	69,864

				Total shareholders' equity	89,739,888	71,960,742	2,196,604

TOTAL	$152,377,450	$152,189,987	$4,645,602	TOTAL	$152,377,450	$152,189,987	$4,645,602

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16,2009)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

		Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)
NET REVENUES (Note 2)
Packaging	$76,820,475	$78,516,274	$73,391,622	$2,240,281
Testing	21,429,584	20,007,839	19,021,360	580,628
Other	2,173,588	2,638,956	2,017,930	61,597

Total net revenues	100,423,647	101,163,069	94,430,912	2,882,506

COST OF REVENUES (Note 23)
Packaging	57,539,702	57,926,623	58,691,485	1,791,559
Testing	12,701,354	12,404,933	12,554,008	383,212
Other	1,402,211	1,743,150	656,221	20,031

Total cost of revenues	71,643,267	72,074,706	71,901,714	2,194,802

GROSS PROFIT	28,780,380	29,088,363	22,529,198	687,704

OPERATING EXPENSES (Notes 23 and 29)
Research and development	2,632,036	3,284,088	3,876,822	118,340
Selling	1,227,842	994,229	1,158,637	35,367
General and administrative	4,474,071	5,512,880	5,694,224	173,816

Total operating expenses	8,333,949	9,791,197	10,729,683	327,523

INCOME FROM OPERATIONS	20,446,431	19,297,166	11,799,515	360,181

NON-OPERATING INCOME AND GAINS
Interest income (Note 26)	406,364	348,660	326,772	9,975
Gain on valuation of financial assets, net (Notes 2, 5 and 26)	29,278	205,997	286,914	8,758
Equity in earnings of equity method investees (Notes 2 and 11)	315,654	345,705	77,450	2,364
Foreign exchange gain, net	92,819	403,532	282,031	8,609
Gain on insurance settlement and impairment recovery (Note 30)	4,574,451	-	-	-
Other	961,041	1,176,137	985,336	30,077

Total non-operating income and gains	6,379,607	2,480,031	1,958,503	59,783

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 2, 12 and 26)	1,620,294	1,574,524	1,813,296	55,351
Loss on valuation of financial liabilities (Notes 2, 5 and 26)	289,847	28,583	732,204	22,351
Loss on inventory valuation and obsolescence	1,143,925	634,457	554,106	16,914
Impairment loss (Notes 2, 6, 10, 12 and 15)	-	994,682	293,319	8,954
Other (Notes 8, 20 and 27)	1,520,548	1,193,083	889,328	27,146

Total non-operating expenses and losses	4,574,614	4,425,329	4,282,253	130,716

INCOME BEFORE INCOME TAX	22,251,424	17,351,868	9,475,765	289,248

INCOME TAX EXPENSE (Notes 2 and 24)	2,084,787	3,357,384	2,268,282	69,239

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	20,166,637	13,994,484	7,207,483	220,009

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT OF NT$114,168 THOUSAND IN 2006 (Note 3)	(342,503)	-	-	-

NET INCOME	$19,824,134	$13,994,484	$7,207,483	$220,009

ATTRIBUTABLE TO
Shareholders of the parent	$17,416,151	$12,165,249	$6,160,052	$188,036
Minority interest	2,407,983	1,829,235	1,047,431	31,973

	$19,824,134	$13,994,484	$7,207,483	$220,009
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

EARNINGS PER SHARE (Note 25)
Basic earnings per share
Before income tax
Income before cumulative effect of changes in accounting principles	3.61	2.55	1.36	0.04
Cumulative effect of changes in accounting principles	(0.09)	-	-	-
Income attributable to shareholders of the parent	3.52	2.55	1.36	0.04
After income tax
Income before cumulative effect of changes in accounting principles	3.36	2.26	1.14	0.03
Cumulative effect of changes in accounting principles	(0.07)	-	-	-
Income attributable to shareholders of the parent	3.29	2.26	1.14	0.03
Diluted earnings per share
Before income tax
Income before cumulative effect of changes in accounting principles	3.44	2.46	1.33	0.04
Cumulative effect of changes in accounting principles	(0.08)	-	-	-
Income attributable to shareholders of the parent	3.36	2.46	1.33	0.04
After income tax
Income before cumulative effect of changes in accounting principles	3.20	2.18	1.12	0.03
Cumulative effect of changes in accounting principles	(0.06)	-	-	-
Income attributable to shareholders of the parent	3.14	2.18	1.12	0.03

EARNINGS PER ADS (Note 25)
Basic earnings per ADS
Before income tax
Income before cumulative effect of changes in accounting principles	18.02	12.73	6.81	0.21
Cumulative effect of changes in accounting principles	(0.43)	-	-	-
Income attributable to shareholders of the parent	17.59	12.73	6.81	0.21
After income tax
Income before cumulative effect of changes in accounting principles	16.78	11.28	5.71	0.17
Cumulative effect of changes in accounting principles	(0.32)	-	-	-
Income attributable to shareholders of the parent	16.46	11.28	5.71	0.17

Diluted earnings per ADS
Before income tax
Income before cumulative effect of changes in accounting principles	17.20	12.32	6.67	0.20
Cumulative effect of changes in accounting principles	(0.41)	-	-	-
Income attributable to shareholders of the parent	16.79	12.32	6.67	0.20
After income tax
Income before cumulative effect of changes in accounting principles	16.00	10.90	5.59	0.17
Cumulative effect of changes in accounting principles	(0.31)	-	-	-
Income attributable to shareholders of the parent	15.69	10.90	5.59	0.17

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)
(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amount in Thousands)

				Retained Earnings (Accumulated Deficits)			Other Equity Adjustments
					Unappropriated		Unrealized
		Capital			Earnings		Gain (Loss)	Cumulative	Unrecognized			Total
		Received	Capital	Legal	(Accumulated		on Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Capital Stock	in Advance	Surplus	Reserve	Deficits)	Total	Instruments	Adjustments	Cost	Stock	Interest	Equity

New Taiwan Dollars

BALANCE, JANUARY 1, 2006	$45,573,723	$156,228	$5,916,292	$1,746,913	$(4,492,468)	$(2,745,555)	$(69,914)	$1,072,511	$(17,421)	$(2,808,436)	$7,901,988	$54,979,416
Effect of adopting ROC SFAS No. 34	-	-	-	-	-	-	(129,179)	-	-	-	-	(129,179)
Offset against deficits	-	-	(2,314,447)	(1,746,913)	4,061,360	2,314,447	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	16,827	-	-	-	-	16,827
Valuation gain on derivative financial instruments	-	-	-	-	-	-	129,179	-	-	-	-	129,179
Adjustment of equity in subsidiaries	-	-	(65,104)	-	-	-	469,487	-	(1,620)	-	-	402,763
Stock options exercised by employees
Common stock	351,363	(156,228)	269,027	-	-	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	17,416,151	-	-	-	-	2,407,983	19,824,134
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	788,744	788,744
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	8,145	8,145
Cumulative translation adjustments	-	-	-	-	-	-	-	258,140	-	-	-	258,140
BALANCE, DECEMBER 31, 2006	45,925,086	384,428	3,805,768	-	16,985,043	16,985,043	416,400	1,330,651	(19,041)	(2,808,436)	11,106,860	77,126,759
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(300,000)	(300,000)	-	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	(535,028)	-	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	(535,029)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-	(6,941,011)
Stock dividends - 15%	6,941,011	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	15,867	-	-	-	(15,069)	-	12,525	145,468	(142,209)	16,582
Cash dividends paid to subsidiaries	-	-	271,945	-	-	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	1,187	-	-	-	-	1,187
Stock options exercised by employees
Common stock	697,276	(384,428)	649,392	-	-	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common stock	377,187	-	923,608	-	-	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	-	-	429,931
Capital surplus from accrued interest on convertible bonds	-	-	728,254	-	-	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	12,165,249	-	-	-	-	1,829,235	13,994,484
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,283,507	1,283,507
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	489,134	489,134
Cumulative translation adjustments	-	-	-	-	-	-	-	849,157	-	-	-	849,157
BALANCE, DECEMBER 31, 2007	54,475,589	491,883	6,394,834	1,698,504	12,199,709	13,898,213	402,518	2,179,808	(6,516)	(2,662,968)	14,566,527	89,739,888
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(250,883)	(3,961,829)
Cash dividends of the parent paid to subsidiaries	-	-	535,100	-	-	-	-	-	-	-	-	535,100
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	-	(18,014)
Change in unrealized loss on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	-	(391,695)
Stock options exercised by employees
Common stock	198,067	(61,952)	101,268	-	-	-	-	-	-	-	-	237,383
Capital received in advance	-	3,387	-	-	-	-	-	-	-	-	-	3,387
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	1,047,431	7,207,483
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,435,527	1,435,527
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(14,509,854)	(14,509,854)
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	-	2,694,149
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(215,695)	-	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	-	(1,099,989)
BALANCE, DECEMBER 31, 2008	$56,904,278	$3,387	$6,373,287	$2,915,029	$6,306,375	$9,221,404	$(439,438)	$4,873,957	$(230,401)	$(7,034,480)	$2,288,748	$71,960,742
U.S. Dollars (Note 2)

BALANCE, DECEMBER 31, 2008	$1,737,005	$103	$194,545	$88,981	$192,503	$281,484	$(13,414)	$148,778	$(7,033)	$(214,728)	$69,864	$2,196,604

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,824,134	$13,994,484	$7,207,483	$220,009
Cumulative effect of changes in accounting principles	342,503	-	-	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,488,180	15,558,722	16,333,515	498,581
Amortization	1,000,031	1,067,430	911,337	27,819
Impairment loss	-	994,682	293,319	8,954
Equity in earnings of equity method investees, net of cash dividends of NT$92,807 thousand, NT$154,517 thousand and NT$292,094 thousand received in 2006, 2007 and 2008, respectively	(222,847)	(191,188)	214,644	6,552
Accrued interest on convertible bonds	247,155	177,111	-	-
Provision for inventory valuation and obsolescence	1,143,925	634,457	554,106	16,914
Gain on insurance settlement and impairment recovery	(4,574,451)	-	-	-
Deferred income taxes	481,919	2,029,567	701,722	21,420
Other	221,736	(115,818)	31,359	957
Changes in operating assets and liabilities
Financial assets for trading	2,773,501	(44,091)	1,064,514	32,494
Accounts receivable	4,192,941	(5,441,054)	7,474,046	228,145
Other receivable	573,125	(95,286)	223,690	6,828
Inventories	1,363,885	(317,620)	146,620	4,475
Other current assets	(228,740)	88,894	125,702	3,837
Financial liabilities for trading	(436,667)	(308,252)	38,545	1,177
Accounts payable	(3,679,883)	661,423	(4,345,030)	(132,632)
Income tax payable	1,294,249	(94,783)	27,949	853
Accrued expenses and other current liabilities	(522,403)	(268,766)	(412,809)	(12,601)
Other liabilities	28,526	(19,298)	138,087	4,215

Net cash provided by operating activities	37,310,819	28,310,614	30,728,799	937,997

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(17,764,237)	(17,190,432)	(18,583,343)	(567,257)
Proceeds from disposal of property, plant and equipment	413,540	347,470	187,521	5,724
Acquisition of available-for-sale financial assets	(16,652,840)	(11,768,642)	(7,692,649)	(234,818)
Proceeds from disposal of available-for-sale financial assets	7,518,738	11,825,157	16,714,277	510,204
Acquisition of financial assets carried at cost	(320,881)	(17,970)	(74,477)	(2,273)
Proceeds from disposal of financial assets carried at cost	-	910,307	6,295	192
Proceeds from disposal of held-to-maturity financial assets	-	-	50,000	1,526
Acquisition of subsidiaries	-	(846,889)	(26,490,526)	(808,624)
Acquisition of equity method investments	(309)	-	-	-
Acquisition of bond investments with no active market	-	-	(450,000)	(13,736)
Decrease in guaranteed deposits	-	147,399	429,082	13,098
Proceeds from insurance claims	5,768,000	-	-	-
Decrease (increase) in restricted assets	(69,326)	57,395	87,652	2,676
Increase in other assets	(815,006)	(894,892)	(442,555)	(13,509)
Acquisition of patents	-	(6,595)	(96,109)	(2,934)
Acquisition of land use rights	(182,187)	(670,669)	(4,335)	(132)

Net cash used in investing activities	(22,104,508)	(18,108,361)	(36,359,167)	(1,109,863)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	(2,216,799)	3,784,091	(1,702,051)	(51,956)
Short-term bills payable	-	149,831	(149,831)	(4,574)
Bonds payable	-	-	(5,549,983)	(169,413)
Proceeds from long-term debts	16,148,800	3,072,061	42,020,525	1,282,678
Repayments of long-term debts and capital lease obligations	(29,894,517)	(7,711,576)	(11,858,119)	(361,969)
Increase (decrease) in guarantee deposits received	261,754	(212,271)	(48,634)	(1,485)
Increase (decrease) in collection of accounts receivable sold	1,491,110	(2,378,464)	-	-
Proceeds from exercise of stock options by employees	848,590	1,024,192	240,770	7,350
Compensation to directors and supervisors and bonus to employees	(9,536)	(835,028)	(599,205)	(18,291)
Cash dividends, net of cash dividends received by subsidiaries	-	(6,669,066)	(8,826,628)	(269,433)
Repurchase of treasury stock	-	-	(1,099,989)	(33,577)
Increase in minority interest	788,744	1,283,507	1,435,527	43,820

Net cash provided by (used in) financing activities	(12,581,854)	(8,492,723)	13,862,382	423,150

EFFECT OF EXCHANGE RATE CHANGES	(162,734)	(281,670)	748,981	22,862

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF A SUBSIDIARY	4,564	-	-	-

NET INCREASE IN CASH	2,466,287	1,427,860	8,980,995	274,146

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,263,788	15,730,075	17,157,935	523,746

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,730,075	$17,157,935	$26,138,930	$797,892

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$1,689,075	$1,605,936	$1,719,200	$52,479
Income tax paid	$308,619	$1,604,529	$1,538,611	$46,966

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$17,730,935	$18,172,155	$16,623,705	$507,439
Decrease (increase) in payable	444,718	(973,359)	1,963,582	59,938
Increase in capital lease obligations	(411,416)	(8,364)	(3,944)	(120)
	$17,764,237	$17,190,432	$18,583,343	$567,257
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$637,541	$259,924	$100,162	$3,057
Decrease (increase) in other receivables	(224,001)	87,546	87,359	2,667
	$413,540	$347,470	$187,521	$5,724
Cash paid for acquisition of new subsidiaries (Note 1)
Fair value of assets acquired from Top Master Enterprises Limited ("TME") and ASEN Semiconductors Co., Ltd. ("ASEN")	$-	$10,244,745	$-	$-
Less: Fair value of liabilities from TME and ASEN	-	(7,094,243)	-	-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

	-	3,150,502	-	-
Attributable to minority interest of ASEN	-	(489,134)	-	-
Net fair value	-	2,661,368	-	-
Less: Cash received at acquisition	-	(1,814,479)	-	-
Net cash outflow	$-	$846,889	$-	$-

Fair value of assets acquired from ASE Wei Hai	$-	$-	$919,505	$28,068

Less: Fair value of liabilities from ASE Wei Hai	-	-	(706,649)	(21,570)

Net fair value	-	-	212,856	6,498

Less: Cash received at acquisition	-	-	(31,641)	(966)

Net cash outflow	$-	$-	$181,215	$5,532

Net cash outflow from acquiring of ASE Test Limited ("ASE Test") (Note 2)	$-	$-	$26,309,311	$803,093

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Bonds converted to capital stock	$-	$1,730,726	$265,834	$8,114
Current portion of long-term bank loans	1,292,040	5,258,946	2,670,845	81,528
Current portion of bonds payable	3,798,233	1,375,000	-	-
Current portion of capital lease obligations	540,736	67,838	23,133	706

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)
(Concluded)

■Attachment IV

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the Company’s Acquisition or Disposal of Assets

Original Provisions	Provisions after Revision
Article 4: Investment Scope and Amount

The amount limits for investment purchases of real estate not for operations use and marketable securities by the Company and its subsidiaries, excluding acquisition of assets for operations use, are as follows:

1.        The total amount of real estate not for operations use shall not exceed 15% of the net value on all companys’ most recent financial reports.

Article 4: Investment Scope and Amount

The amount limits for investment purchases of real estate not for operations use and marketable securities by the Company and its subsidiaries, excluding acquisition of assets for operations use, are as follows:

1.        The total amount of real estate not for operations use shall not exceed 15% of the net value on all companys’ most recent financial reports.

2. The total amount of marketable securities investments shall not exceed 150% of the net value on all companys’ most recent financial reports.	2. The total amount of marketable securities investments shall not exceed 150% of the net value on all companys’ most recent financial reports.

3. The amount of each marketable securities investment shall not exceed 50% of the net value on all companys’ most recent financial reports.
3.        The amount of each marketable securities investment shall not exceed 50% of the net value on all companys’ most recent financial reports.

Rule 2 and Rule 3 shall not apply when the Company and its subsidiaries are implementing restructuring of the group’s organizational structure.

■Attachment V

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the the Company’s Handling Procedure for Loans to Third Parties

Original Provisions	Provisions after Revision
Article 1 Subject
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities & Futures Information Center. Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 2: Loan recipients
The recipients of loans made by the Company (hereafter referred to as “borrowers” shall be limited to the following. No loans may be made to shareholders or any other persons other than those listed below.
1.         Companies and businesses that have business dealings with the Company.
2.         Companies or businesses with short-term funding needs. For the purposes of this article, “short-term” means a maximum of one year or one business period.

Article 4 Maximum amount of loans
Loans may only be made out of the Company’s own capital and working capital, and may only be made

Article 1 Subject
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Financial Supervisory Commission, Executive Yuan (hereafter abbreviated as the FSC). Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 2: Loan recipients
The recipients of loans made by the Company (hereafter referred to as “borrowers” shall be limited to the following. No loans may be made to shareholders or any other persons other than those listed below.
1.     Companies and businesses that have business dealings with the Company.
2.     Companies or businesses with short-term funding needs. For the purposes of this article, “short-term” means a maximum of one year or one business period.
3.     Rule 2 shall not apply for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

Article 4 Maximum amount of loans
Loans may only be made out of the Company’s own capital and working capital, and may only be made if

Original Provisions	Provisions after Revision
if they are not prejudicial to the Company’s operational needs. The maximum size of loans shall be as follows:
1.         Cumulative total of all loans: The cumulative value of all loans made may not exceed 50% of the Company’s net worth in the most recent period. Loans made to companies or other businesses to meet short-term funding needed may not exceed 40% of the Company’s net worth.
2.         Maximum size of loans made to an individual company or business:
(1)       Loans made because of business dealings with the company or business concerned: Such loans may not exceed 20% of the Company’s net worth in the most recent period. Furthermore, because of risk management considerations, the loan size should not exceed the combined value of the transactions between the Company and the company or business in question over the past year.
  (2)         Loans made to meet short-term funding needs may not exceed 20% of the Company’s net worth in the most recent period.

they are not prejudicial to the Company’s operational needs. The maximum size of loans shall be as follows:
1.         Cumulative total of all loans: The cumulative value of all loans made may not exceed 50% of the Company’s net worth in the most recent period. Loans made to companies or other businesses to meet short-term funding needed may not exceed 40% of the Company’s net worth.
2.         Maximum size of loans made to an individual company or business:
(1)       Loans made because of business dealings with the company or business concerned: Such loans may not exceed 20% of the Company’s net worth in the most recent period. Furthermore, because of risk management considerations, the loan size should not exceed the combined value of the transactions between the Company and the company or business in question over the past year.
(2)       Loans made to meet short-term funding needs may not exceed 20% of the Company’s net worth in the most recent period.
Rule 1 and Rule 2 shall not apply to loans amounts for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

Article 5 Loan repayment period and calculation of interest
1.         In principle, the repayment period for each cash loan shall be one year. In special circumstances, and with the approval of the board of directors, the repayment period may

Article 5 Loan repayment period and calculation of interest
1.         In principle, the repayment period for each cash loan shall be one year. In special circumstances, and with the approval of the board of directors, the repayment period may be extended; only

Original Provisions	Provisions after Revision
be extended; only one such extension shall be permitted, and the period of extension shall not exceed six months.
one such extension shall be permitted, and the period of extension shall not exceed six months.
2.         A floating interest rate shall apply to cash loans, to be adjusted in accordance with the Company’s funding costs. The Finance Office will submit all proposals for interest rate adjustment to the President for approval; interest shall be paid calculated on a monthly basis.
3.         Rule 1 shall not apply to loan periods for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

Article 8 Alterations to loans
If there are changes in the objective environment after a capital loan is made that cause the loan amount to exceed the limit, an improvement plan should be drafted and submitted to the supervisors.
Article 8 Alterations to loans
If there are changes in the objective environment after a capital loan is made that cause the recipient to not meet the stipulations of these handling procedures or the loan amount to exceed the limit, an improvement plan should be drafted and submitted to the supervisors, and improvements should be completed according to the plan’s schedule

Article 10 Loan disclosure
1.        When the balance of capital loans with third parties made by the Company and its subsidiaries reaches 20% or more of the net value on the Company’s most recent financial report.
2.        Where any of the following apply to the loans made by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:
(1)   When the balance of capital loans with third parties reaches 20% or more of the net value on the Company’s most recent financial report or every time the balance increases by 2% of the net value on the

Article 10 Loan disclosure
1.         When the balance of capital loans with third parties made by the Company and its subsidiaries reaches 20% or more of the net value on the Company’s most recent financial report.
2.         Where any of the following apply to the loans made by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:
    (1)   When the balance of capital loans with third parties made by the Company and its subsidiaries reaches 20% or more of the net value on the Company’s most recent financial report.

Original Provisions	Provisions after Revision
Company’s most recent financial report after making a public announcement according to this rule.
(2)   When the balance of a capital loan to a single enterprise reaches 10% or more of the net value on the Company’s most recent financial report or every time the balance increases by 2% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(2) When the balance of a capital loan to a single enterprise made by the Company and its subsidiaries reaches 10% or more of the net value on the Company’s most recent financial report.
(3)   When the loan balance of a capital loan made to an enterprise due to a business relationship exceeds the total amount of transactions made with said business dealings during the most recent year or every time the balance increases by 2% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.

(3)   When the amount of new capital loans made by the Company or its subsidiaries reaches NT$10 million or more and also reaches 2% or more of the net value on the Company’s most recent financial report.

3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to any of the above items occur for said subsidiary, the Company should do announce for them. The ratio of the subsidiary company’s capital loan balance to net value is calculated by the ratio of the subsidiary company’s capital loan balance to the Company’s net value.

3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to Item 2.3 occur for said subsidiary, the Company should announce it for them.

4.         The Company shall evaluate its loan status in accordance with generally accepted accounting principles and shall allocated an appropriate bad debt reserve. The Company should disclose all relevant information in its financial statements, and should provide the Company’s

4.        The Company shall evaluate its loan status in accordance with generally accepted accounting principles and shall allocated an appropriate bad debt reserve. The Company should disclose all relevant information in its financial statements, and should provide the Company’s Auditor with

Original Provisions	Provisions after Revision
Auditor with relevant information so that all relevant auditing procedures can be properly implemented.	relevant information so that all relevant auditing procedures can be properly implemented.

Article 12 Procedures for the control of loans made by the Company’s subsidiaries to third parties
1. If a subsidiary of the Company plans to make a capital loan to a third party, the subsidiary should still draft a handling procedure for loans to third parties according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities and Futures Institute.

Article 12 Procedures for the control of loans made by the Company’s subsidiaries to third parties
1.         If a subsidiary of the Company plans to make a capital loan to a third party, the Company should order the subsidiary to draft a handling procedure for loans to third parties according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the FSC, and it should be handled according to the drafted handling procedure.

2.         The total loans made by a subsidiary may not exceed 40% of the subsidiary’s net value as given on its most recent financial statements; loans to any individual company or business may not exceed 20% of the subsidiary’s net value.

2.         The total loans made by a subsidiary may not exceed 40% of the subsidiary’s net value as given on its most recent financial statements; loans to any individual company or business may not exceed 20% of the subsidiary’s net value.

3. Each subsidiary must, by the 10th day of each month, compiled a list giving details of all loans made to third parties in the previous month, and must submit the list to the Company.	3. Each subsidiary must, by the 10th day of each month, compiled a list giving details of all loans made to third parties in the previous month, and must submit the list to the Company.
4.         Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of loans to third parties, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s supervisors in writing, and should also notify the Company’s internal auditing personnel in writing.

4.         Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of loans to third parties, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s supervisors in writing, and should also notify the Company’s internal auditing personnel in writing.

Original Provisions	Provisions after Revision

5.         When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of loans to third parties, and the loan implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.

5.         When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of loans to third parties, and the loan implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.
6.         Rule 2 shall not apply to loan amounts for loans made between the Company and foreign companies in which it has direct or indirect holdings of 100%.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the Company’s Handling Procedure for Endorsements and Guarantees

Original Provisions	Provisions after Revision
Article 1  Subjet
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities & Futures Information Center. Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 1  Subjet
This handling procedure is established in order to protect the interests of the shareholders and to meet operational requirements and in accordance with the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Financial Supervisory Commission, Executive Yuan (hereafter abbreviated as the FSC). Any matters that are not completely provided by the this handling procedure shall be handled according to the related laws and regulations.

Article 3  The targets of endorsements and guarantees

1.     The Company may only provide endorsements for the following:
(1)       Firms with which the Company has business dealings.
(2)      Firms in which the Company controls over 50% of the voting rights (either directly or indirectly).
(3)       A firm that controls over 50% of the voting rights in the Company (either directly or indirectly).

Article 3  The targets of endorsements and guarantees

1.     The Company may only provide endorsements for the following:
(1)      Firms with which the Company has business dealings.
(2)     Firms in which the Company controls over 50% of the voting rights (either directly or indirectly).
(3)      A firm that controls over 50% of the voting rights in the Company (either directly or indirectly).

2.    The above rules do not apply to endorsements made to companies in which contributing shareholders have a joint investment relationship according to their shareholding percentages, and it shall receive the endorsement.
2. Companies in which the Company has direct or indirect holdings of 100% shall receive the endorsement.

3. 3.     Rule 2 does not apply to endorsements made to companies in which all contributing shareholders have a joint investment relationship according to their shareholding percentages, and it shall receive the endorsement.

4. The aforementioned contributions refer to the Company’s direct contributions or contributions made through companies in which the Company has direct or indirect holdings of 100%.

Original Provisions	Provisions after Revision

Article 7  Exceeding the limits set for endorsements and guarantees, and alteration of endorsements and guarantees
1.        Where operational requirements make it necessary for the Company to exceed the limits specified in Article 4 above when providing endorsements or guarantees, this must be approved by the board of directors, and at least 50% of the members of the board of directors must sign a joint guarantee to make good any loss that the Company may suffer as a result; furthermore, the Operational Procedures for Endorsements and Guarantees must be revised and submitted to the Shareholders Meeting for retroactive approval. If the Shareholders Meeting does not agree to the revision, then plans must be drawn up to eliminate the excess amount within a specified time limit. If the Company has appointed Independent Directors, then full consideration should be given to the views of these Independent Directors when the matter is being discussed by the Board of Directors; whether the Independent Directors agree or disagree (and the reasons for their disagreement in the latter case) should be recorded in the minutes of the board meeting.

Article 7  Exceeding the limits set for endorsements and guarantees, and alteration of endorsements and guarantees
1.        Where operational requirements make it necessary for the Company to exceed the limits specified in Article 4 above when providing endorsements or guarantees, this must be approved by the board of directors, and at least 50% of the members of the board of directors must sign a joint guarantee to make good any loss that the Company may suffer as a result; furthermore, the Operational Procedures for Endorsements and Guarantees must be revised and submitted to the Shareholders Meeting for retroactive approval. If the Shareholders Meeting does not agree to the revision, then plans must be drawn up to eliminate the excess amount within a specified time limit. If the Company has appointed Independent Directors, then full consideration should be given to the views of these Independent Directors when the matter is being discussed by the Board of Directors; whether the Independent Directors agree or disagree (and the reasons for their disagreement in the latter case) should be recorded in the minutes of the board meeting.

2.        When recipients of the Company’s endorsements originally meet the stipulations of Article 3 and then fail to meet them later,  or when the  endorsement amount exceeds the amount set in Article 4 because of a basic change in the calculated limit, this recipient’s endorsement amount or the excessive portion should be fully canceled when the contract term expires or within a certain period of time in a separately agreed upon plan, and the related improvement plan should be submitted to the supervisors.

2.        When recipients of the Company’s endorsements originally meet the stipulations of Article 3 and then fail to meet them later,  or when the  endorsement amount exceeds the amount set in Article 4 because of a basic change in the calculated limit, an improvement plan should be set for this recipient’s endorsement amount or the excessive portion, the related improvement plan should be submitted to the supervisors, and improvements should be completed ccording to the plan’s schedule.

Article 9:  Disclosure of endorsements and guarantees
1.    The Company shall, by the 10th day of each month, make a public announcement of the total amount of endorsements and guarantees provided by the Company and its subsidiaries in the previous month

Article 9:  Disclosure of endorsements and guarantees
1.     The Company shall, by the 10th day of each month, make a public announcement of the total amount of endorsements and guarantees provided by the Company and its subsidiaries in the previous month

Original Provisions	Provisions after Revision

2. Where any of the following apply to the endorsements and guarantees provided by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:	2. Where any of the following apply to the endorsements and guarantees provided by the Company, the Company shall make a public announcement of this fact within two days of the situation developing:
(1)       When the balance of endorsements reaches 50% or more of the net value on the Company’s most recent financial report or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(1) When the balance of endorsements made by the Company and its subsidiaries reaches 50% or more of the net value on the Company’s most recent financial report.
(2)       When the balance of endorsements made to a single enterprise reaches 20% or more of the net value on the Company’s most recent financial report or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(2) When the balance of endorsements made by the Company and its subsidiaries to a single enterprise reaches 20% or more of the net value on the Company’s most recent financial report.
(3)       When the balance of endorsements made to a single enterprise reaches NT$10 million or more, and the total of the endorsements, long-term investments, and capital loans reaches 30% or more of the net value on the Company’s most recent financial report or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.

(3)       When the balance of endorsements made by the Company and its subsidiaries to a single enterprise reaches NT$10 million or more, and the total of the endorsements, long-term investments, and capital loans reaches 30% or more of the net value on the Company’s most recent financial report

(4)      When the balance of endorsements made to an enterprise due to a business relationship exceeds the total amount of transactions made with said business dealings during the most recent year or every time the balance increases by 5% of the net value on the Company’s most recent financial report after making a public announcement according to this rule.
(4) When the amount of endorsements made by the Company or its subsidiaries reaches NT$30 million or more and also reaches 5% or more of the net value on the Company’s most recent financial report.
3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to any of the above items occur for said subsidiary, the Company should do announce for them. The ratio

3.        When a subsidiary of the Company is not a domestic public company, and matters for which public announcement is required according to Item 2.4 occur for said subsidiary, the Company should announce it for them.

Original Provisions	Provisions after Revision
of the subsidiary company’s endorsement balance to net value is calculated by the ratio of the subsidiary company’s endorsement balance to the Company’s net value.
4.        The Company shall undertake a quarterly appraisal and writing down of all contingent loss deriving from endorsements and guarantees, in accordance with the provisions of the Financial Reporting Standards Gazette No. 9, and shall appropriate disclosure of such contingent loss in its financial statements; the Company shall also provide its Auditor with relevant information to carry out all necessary auditing procedures.

4.         The Company shall undertake a quarterly appraisal and writing down of all contingent loss deriving from endorsements and guarantees, in accordance with the provisions of the Financial Reporting Standards Gazette No. 9, and shall appropriate disclosure of such contingent loss in its financial statements; the Company shall also provide its Auditor with relevant information to carry out all necessary auditing procedures.

Article 11   Procedure for the Control of Handling of Endorsements by Subsidiaries
1.     If a subsidiary of the Company plans to endorse a third party or provide an endorsement, the subsidiary should still draft a handling procedure for endorsements and guarantees according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the Securities & Futures Information Center.

Article 11   Procedure for the Control of Handling of Endorsements by Subsidiaries
1.     If a subsidiary of the Company plans to endorse a third party or provide an endorsement, the Company should order the subsidiary to draft a handling procedure for endorsements and guarantees according to the stipulations of the Regulations Governing Loaning of Funds and Making of Endorsements/Guarantees by Public Companies issued by the FSC, and it should be handled according to the drafted handling procedure.

2.    The total amount of endorsements and guarantees provided by a subsidiary may not exceed 100% of the subsidiary’s net worth as given in its most recent financial statements; endorsements and guarantees provided to any individual firm may not exceed 70% of the subsidiary’s net worth.

2.    The total amount of endorsements and guarantees provided by a subsidiary may not exceed 100% of the subsidiary’s net worth as given in its most recent financial statements; endorsements and guarantees provided to any individual firm may not exceed 70% of the subsidiary’s net worth.

3. Each subsidiary shall, by the 10th day of each month, compile a list of all endorsements and guarantees provided in the previous month, and shall submit the list to the Company.	3. Each subsidiary shall, by the 10th day of each month, compile a list of all endorsements and guarantees provided in the previous month, and shall submit the list to the Company.
4.    Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of endorsements and guarantees, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s supervisors in

4.     Each subsidiary’s internal auditing personnel should, at least once every quarter, conduct an audit of the procedures for and implementation status of the subsidiary’s granting of endorsements and guarantees, and keep a written record of this audit. If any major violations are discovered, the internal auditing personnel should immediately notify the subsidiary’s

Original Provisions	Provisions after Revision
writing, and should also notify the Company’s internal auditing personnel in writing.	supervisors in writing, and should also notify the Company’s internal auditing personnel in writing.
5.    When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of endorsements and guarantees, and the implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.

5.    When visiting the Company’s subsidiaries to conduct auditing in accordance with the annual auditing plan, the Company’s internal auditing personnel should also examine the procedures used by each subsidiary for the granting of endorsements and guarantees, and the implementation status. If any problems are discovered, these should be followed up and remedial action taken, and a follow-up report should be submitted to the President.

■Attachment VII

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 24
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is 0%–50% of the total dividend amount, with the remainder to be distributed as stock dividends. However, depending on factors such as the economic situation, business development, and cash position holdings, the Company shall adjust the cash dividend and stock dividend distribution rate when necessary with a surplus distribution plan made by the Board of Directors and passed by resolution of the Shareholders’ Meeting.

Article 24
The Company is currently in the business stability stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is not lower than 30% of the total dividend amount, with the remainder to be distributed as stock dividends. A surplus distribution plan is also to be made by the Board of Directors and passed by resolution of the Shareholders’ Meeting.

Article 27
These Articles of Incorporation have been approved by the Promoters’ Meeting, and came into effect on March 11, 1984.

The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.

Article 27
These Articles of Incorporation have been approved by the Promoters’ Meeting, and came into effect on March 11, 1984.

The first amendment was made on May 3, 1984.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.

■Appendix I

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.
2.
Attending shareholders (or their proxies) shall wear attendance badges, and shall submit sign-in cards in lieu of signing in. The number of voting right shall be calculated according to the sign-in cards submitted.

3.
Unless as stipulated in Article 179 of The Company Act whereas there are shares that have no voting right for shareholders of the Company, there is one vote for each share. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.
The venue for the shareholders’ meeting shall be where the Company is located or a place convenient for shareholders to attend and suitable for convening the shareholders’ meeting. The beginning time for the meeting may not be earlier than 9 a.m. or later than 3 p.m.

5.
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson. If the chairperson is on leave or unable to exercise the official function for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern. If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the meeting shall be presided by the convening person. Where there are two or more persons entitled to convene the shareholders’ meeting, they shall nominate among them one person to preside the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.
8.
When the time comes for the shareholders’ meeting to begin, the chairperson shall immediately call the meeting in session. However, if the shareholders present represent less than half of the total issued shares, the chairperson may postpone the commencement of the meeting. The meeting may be postponed up to twice, and the total duration of postponement may not exceed one hour. If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Where the shareholders’ meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in accordance with the agenda, which may not be altered unless by the resolution of the shareholders’ meeting.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.

Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.
11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.

If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.
15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.
21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix II

Advanced Semiconductor Engineering, Inc.

Guidelines for the Election of Directors and Supervisors

Article 1	:
Elections of the Company’s Directors and Supervisors, except where otherwise stipulated in the Company Act, the Securities Exchange Law, and the Company’s Articles of Incorporation, shall be handled according to these guidelines.

Article 2	:
At the time of election of the Company’s Directors and Supervisors, every share has the same voting rights as the number of people who should elect Directors and Supervisors, and ballots equal to the number of people who should elect Directors and Supervisors will be prepared by the Board of Directors and distributed to the shareholders.

Article 3	:
Those that receive more ballots that represent voting rights shall be elected, respectively, as the Company’s independent Directors, non-independent Directors, or Supervisors, according the quota set in the Company’s Articles of Incorporation. If two or more people receive the same number of voting rights and the set quota has been exceeded, the situation will be resolved by drawing lots. Those that are not present will be represented by the chairperson in drawing lots. If one natural person is simultaneously elected as a Director and a Supervisor, that person should decide for themselves if they should serve as a Director or a Supervisor. If a government or corporate shareholder or their designated representative is simultaneously elected as a Director and a Supervisor, the same applies. If after investigation of the personal information of an elected Director or Supervisor they are found to not meet the qualifications of serving as a Director or Supervisor or if their election is made invalid by the relevant laws and regulations, any open slot will be filled by the elected with the most ballots from the original election and announced at the current Shareholder’s Meeting.

Article 4	:	When the election begins, all related tasks are to be executed by the ballot examiner and ballot counting personnel designated by the Chairman.
Article 5	:
If a candidate is a shareholder, the voter must clearly indicate the candidate’s account name and shareholder account number in the “candidate” field on the ballot. If the candidate is not a shareholder, they should clearly indicate the candidate’s name and ID number. When a candidate is a government agency or corporate shareholder, the name of the government agency or corporation should be clearly indicated in the candidate field on the ballot, and the name of the government agency’s or corporation’s representative must also be clearly indicated. When there is more than one representative, their names should be separately indicated.

Article 6	:
Ballots will be seen as invalid in the following circumstances:
1. Ballots that do not follow the stipulations of these Guidelines.
2. Ballots that are not inserted in the ballot box or blank ballots that have not been filled out.
3. Illegible ballots with unclear markings.
4. If the candidate is a shareholder and their account name and shareholder account name do not match the Register of Shareholders; if the candidate is not a shareholder, and their name and ID number do not match after checking.
5. Ballots with additional writing in addition to indicating the candidates’s account name (or name) or shareholder account number (or ID number) and the voting rights amount.
6. Ballots in which the candidate’s account name (or name) or shareholder account number (or ID number) are not filled out.
7. A ballot on which two or more candidates are indicated.

Article 7	:	After all of the ballots have been put into the ballot box, the ballot box is to be opened by the ballot examiner.
Article 8	:
If there is any confusion about a ballot, the ballot examiner will check to see if it is voided. Voided ballots will be stored separately, and after the ballots are counted and the number of votes and voting rights amounts are tallied, the ballot examiner will mark the voided ballots and affix an official seal.

Article 9	:	When counting and announcing the ballots, the ballot counting personnel are supervised by the ballot examiner, and the results are announced onsite by the Chairman.
Article 10	:	The Company will give certificates of election to the elected Directors and Supervisors.
Article 11	:	These Guidelines shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix III

Advanced Semiconductor Engineering, Inc.

Articles of Incorporation

(before revision)

Chapter I General Rules
Article 1	:	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2	:
The businesses operated by the Company:
1. Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.
2. Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
3. General export/import trades, excluding businesses requiring special permission.
4. CC01080 Electronic components manufacturing industry
5. CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
6. F119010 Electronic material wholesale business
7. F219010 Electronic material retail business
8. I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
9. I601010 Leasing business
10. Engagement in businesses that are not banned or restricted by law with the exception of businesses requiring permit.

Article 3	:
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	:	The Company may provide external guarantees.
Article 5	:
The Company’s principal offices are located in the Nantz Processing Export Zone, Kaohsiung City, R.O.C. If necessary, branches, representative offices or operating offices may be established at other domestic/foreign locations given the resolution of the Board of Directors.

Chapter II Shares
Article 6	:
The total capital of the Company is NT$80,000,000,000 divided into 8,000,000,000 shares of NT$10 par value, within which NT$8,000,000,000 is reserved for issuance of employee stock option receipts. The board of directors is authorized to issue the unissued shares in batches according to business needs.

Article 7	:	Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued.
Article 8	:
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned.
Chapter III Shareholders’ Meeting
Article 10	:
The Company’ shareholders’ meeting are divided into shareholders’ general meeting and shareholders’ provisional meeting. The general meeting is held once per year by the board of directors within six months after the end of each fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11	:
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	:
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	:
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson of the board. If the chairperson is on leave or unable to perform his/her duties for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern. If the shareholders’ meeting is convened by some person entitled to convene the meeting who is not a member of the board of directors, this person shall serve as the chairperson. Where there are two or more persons entitled to convene the meeting, one shall be nominated among them to serve as the chairperson.

Chapter IV Directors and Supervisors
Article 16	:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

At the time of election of Directors and Supervisors, it should be handled according to Article 198 of the Company Act and the relevant laws and regulations.

When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held together, with the names of the elected separately calculated, and those that receive more ballots that represent voting rights will be elected as independent Directors or non-independent Directors.

Article 16(1):	:
The election of the Company’s independent Directors uses the candidate nomination system. Shareholders and already holding 1% or more of the Company’s stock and the Board of Directors shall nominate a list of candidates for independent Director. After the Board of Directors examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. If the Shareholder’s Meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent Director will be handled according to the Company Act, the Securities Exchange Law, and other relevant laws and regulations.

Article 16(2):	:
The remuneration of the Company’s independent Directors is set at NT$2 million per person annually. For those that do not serve a full year, it will be calculated in proportion to the number of days of the term that were actually served.

Article 17	:	The board of directors shall be organized by the directors whose functions are as follows: (1) Preparing the business plan.

(2)    Making proposals regarding profit distribution or loss replenishment.
(3)    Making proposals regarding capital increase/decrease.
(4)    Reviewing and approving important rules and contracts.
(5)    Appointing and dismissing the president of the Company.
(6)    Establishing and dissolving branch organizations of the Company.
(7)    Reviewing and approving budgets and actual budget.
(8)    Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	:
The board of directors shall be organized by the directors, among whom one director shall be elected as the chairperson by consent of more than one half of the directors present in a meeting attended by more than two-thirds of all directors, where one vice chairperson may also be elected among the directors. The chairperson represents the Company in public. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19	:	Unless otherwise provided by The Company Act, the board meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference.
Article 20	:
A director may present a written proxy statement to entrust another director as the proxy to attend the board meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager
Article 21	:	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.
Chapter VI Accounting
Article 22	:
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23	:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Replenishment of losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

Any remaining profits, if any, shall be distributed as follows:
(5)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.
(6)   Allocation of 7% to 10% from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the bonuses for employees. The 7% portion is distributed to all employees in accordance with the Rules of Bonus to Employees Distribution, and the board of directors is delegated with the authority to set separate rules for distribution of the portion in excess of 7% to specific employees for their specific contributions to the Company.
(7)   The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24	:
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is 0%–50% of the total dividend amount, with the remainder to be distributed as stock dividends. However, depending on factors such as the economic situation, business development, and cash position holdings, the Company shall adjust the cash dividend and stock dividend distribution rate when necessary with a surplus distribution plan made by the Board of Directors and passed by resolution of the Shareholders’ Meeting.

Chapter VII Supplementary Provisions
Article 25	:	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.
Article 27	:
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.

The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty- fifth amendment was made on June 19, 2008.

■Appendix IV
Status of Holdings by Directors and Supervisors

1.     Pursuant to Article 26 of the Securities Trading Act, the minimum number of shares required to be held by all directors of the Company is 109,470,598 shares, and the minimum number of shares required to be held by all supervisors of the Company is 10,947,060 shares.

2.     The share-holding status of individuals and all directors and supervisors of the Company recorded on the Register of Shareholders as of the beginning date when ownership transfer stops for the shareholders’ meeting (April 27, 2009) is as follows:

April 27, 2009

Title	Name	Current Holdings
		Number of shares	Number of shares
Chairman	Jason C. S Chang	57,544,012	1.05%
Vice Chairman	Richard H. P. Chang	73,453,840	1.34%
Directors	A.S.E. Enterprises Limited	949,483,271	17.35%
	Represented by: Tien Wu
	Represented by: Raymond Lo
	Represented by: Joseph Tung
	Represented by: Jeffery Chen
Director	Alan Cheng	452,494	0.01%
Supervisor	Feng Mei-jean	86,928,008	1.59%
Supervisors	ASE Test Inc.	986,223	0.02%
	Represented by: John Ho
	Represented by: Sam Liu
	Represented by: TS Chen
	Represented by: Tseng Yuan-Yi

Note 1:   Until the date when ownership transfer stops for the shareholders’ meeting, the number of shares held by all directors of the Company is 1,080,933,617 shares in total, which complies with Article 26 of the Securities Trading Act.

Note 2:   Until the date when ownership transfer stops for the shareholders’ meeting, the number of shares held by all supervisors of the Company is 87,914,231 shares in total, which complies with Article 26 of the Securities Trading Act.

■Appendix V
Advanced Semiconductor Engineering, Inc.
Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors

The Company’s 2008 earnings distribution proposal was passed by resolution fo the Board of Directors on April 8, 2009, and the proposed earnings distribution situation as passed by the Board of Directors is as follows:
1.    Distribution of employee cash bonus of NT$554,404,000.
2.    Distribution of director and supervisor remuneration of NT$ 88,800,000.
3.    The difference between the aforementioned planned amounts to be allocated and the already expensed employee bonuses of NT$554,404,451 and director and supervisor remuneration of NT$110,881,090 is a total of NT$22,081,541.
1.     Reason for the difference: The expensed amounts are an estimation based on the Company’s issuance in recent years. Concerning the proposed amounts passed by the Board of Directors, the board members decided to reduce the amount of director and supervisor remuneration in light of the poor economic climate, in order to share the burden and help reduce the Company’s operating costs.
2.     Handling of the difference: It is planned for the difference to be recognized as a change in accounting estimates, after being passed by the Shareholders’ Meeting.

■Appendix VI

Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time Operating Performance and Earnings Per Share

year Item			Year 2009 (Estimate)
Beginning paid-in capital (unit: NT$’000)			56,904,278
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share (NT$)		0.5
	Number of shares distributed for each share in earned surplusturned capital increase (shares)		N/A
	Number of shares distributed for each share in capital reserveturnedcapital increase (shares)		N/A
Status of change of operating performance	Operating profits		N/A (Note 3)
Increase (decrease) ratio of operating profits compared to the same period last year
After-tax net earnings
Increase (decrease) ratio of after-tax net earnings compared to the same period last year
Earnings per share (retroactive adjustment)
Increase (decrease) ratio of earnings per share compared to the same period last year
Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
Projected average annual rate of return

Note 1:	Subject to the resolution by the 2009 Shareholders’ General Meeting.
Note 2:
The shareholders’ bonus distributed this time totaled NT$2,736,568,447, was all distributed in cash at NT$0.5 per share. With respect to the above-mentioned cash dividend rate, the calculation was based on the 5,473,136,894 shares registered in the roster of shareholders as of March 26, 2009, subtracting the treasury stock bought back by the Company. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Note 3:	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its 2009 financial forecast.

President: Jason C.S. Chang        Manager: Richard H.P.   Chang          Accountant Manager: Joseph Tung

Summary of Corporate Governance Differences

COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND OUR CORPORATE GOVERNANCE PRACTICES

As a company listed on the New York Stock Exchange (the “NYSE”), we are subject to certain corporate governance rules of the NYSE.  The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements.  As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the United States Securities and Exchange Commission (the “SEC”); 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.  The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
One member of our board of directors is independent as defined in Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.
Pursuant to relevant laws and regulations of the Republic of China (the “ROC”), we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders meeting on June 25, 2009.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

All of our directors attend the meetings of the board of directors.  Our non-management directors do not meet at regularly scheduled executive sessions without management.  The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee.  The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders.  Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors.  Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation. All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.
Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a compensation committee.  Under the ROC Company Law, companies incorporated in the ROC are not required to have a compensation committee.  However, the ROC Company Law requires that the measures by which director compensation is determined either be set forth in the company’s articles of incorporation or be approved at a shareholders meeting.

Our articles of incorporation currently provide that total director and supervisor remuneration shall be no more than 2% (inclusive) of our net income after payment of all income taxes, deduction of any past losses, allocation of 10% of our net income for legal reserves and allocation for special reserves.
The ROC Company Law requires the compensation of managers, including executive officers, of a company limited by shares to be approved by a resolution of the board of directors or pursuant to a higher standard specified in its articles of incorporation.  Our articles of incorporation do not provide measures by which the compensation of executive officers is determined and such compensation is determined by our board of directors according to our internal compensation policies.

The ROC Company Law requires the compensation of managers, including executive officers, of a company limited by shares to be approved by a resolution of the board of directors or pursuant to a higher standard specified in its articles of incorporation.  Our articles of incorporation do not provide measures by which the compensation of executive officers is determined and such compensation is determined by our board of directors according to our internal compensation policies.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
Pursuant to the ROC Securities and Exchange Law, beginning January 1, 2007, public companies shall either establish an audit committee satisfying specified requirements or install supervisors.  Under certain circumstances, public companies may be required by the Financial Supervisory Commission (the "FSC") to establish an audit committee.  In addition to our Rule 10A-3 audit committee, we currently have supervisors pursuant to the ROC Securities and Exchange Law.

The audit committee must have a minimum of three members.
In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.

We currently have one member on our audit committee.  Our audit committee member satisfies the independence requirements of Rule 10A-3 under the Exchange Act.  We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.
Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3.  Our audit committee charter does not address all the

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matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.
We have an internal audit function.  Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.

Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau of the FSC, Executive Yuan, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Stock Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Stock Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F.  We have posted our code of ethics on our website.

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Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE.  In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.  The annual and interim Written Affirmations must be in the form specified by the NYSE.

We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website	We have and maintain a publicly accessible website.

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